                                                                     EXHIBIT D-2

                       THE COMMONWEALTH OF MASSACHUSETTS
                                 DEPARTMENT OF
                         TELECOMMUNICATIONS AND ENERGY


                                             September 17, 1998

D.T.E. 98-27

Joint Petition of Eastern Enterprises and Essex County Gas Company for approval of a merger by the Department of Telecommunications and Energy, pursuant to G.L.
c. 164, ss. 96. Eastern Enterprises and Essex County Gas Company also seek the Department's approval of a rate plan for Essex County Gas Company, pursuant to G.L. c. 164, ss. 94.

-------------------------------------------------------------------------------
APPEARANCES:         Robert J. Keegan, Esq.
                     Robert N. Werlin, Esq.
                     Cheryl M. Kimball, Esq.
                     Keegan, Werlin & Pabian, LLP
                     21 Custom House Street
                     Boston, Massachusetts 02108

                            FOR:  EASTERN ENTERPRISES AND
                                  ESSEX COUNTY GAS COMPANY
                                  Petitioners
                                  -----------

                                      -and-

                     L. William Law, Jr., Esq.
                     Senior Vice President and General Counsel
                     Eastern Enterprises
                     9 Riverside Road
                     Weston, Massachusetts 02193

                            FOR:  EASTERN ENTERPRISES
                                  Petitioner
                                  ----------


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                     Scott Harshbarger, Attorney General
                     By:    James W. Stetson, Esq.
                            George C. Brooks, Esq.
                     Assistant Attorneys General
                     Regulated Industries Division
                     200 Portland Street
                     Boston, Massachusetts 02114
                                  Intervenor
                                  ----------

                     Warren H. Pyle, Esq.
                     Bryan C. Decker, Esq.
                     Pyle, Rome & Lichten, P.C.
                     90 Canal Street, 4th Floor
                     Boston, Massachusetts 02114

                            FOR:  LOCAL 12086, USWA, AFL-CIO AND
                                  THE ALLIANCE OF UTILITY WORKERS' UNIONS
                                  Intervenors
                                  -----------

                                TABLE OF CONTENTS
                                -----------------

I.    INTRODUCTION............................................................1
      ------------

II.   DESCRIPTION OF PROPOSAL.................................................3
      ----------------------
      A.  Structure of Merger.................................................3
          ------------------
      B.  Rate Plan...........................................................5
          ---------
          1.  Base Rate Freeze................................................6
              ----------------
          2.  Gas Costs.......................................................6
              ---------
      C.  Costs Associated with Merger........................................7
          ----------------------------

III.  STANDARD OF REVIEW......................................................7
      ------------------

IV.   SPECIFIC CONSIDERATIONS OF THE MERGER..................................10
      -------------------------------------
      A.  Effect on Rates, Resulting Net Savings and Alternatives to Merger..10
          -----------------------------------------------------------------
          1.  Base Rate Freeze...............................................10
              ----------------
              a.  Introduction...............................................10
                  ------------
              b.  Positions of the Parties...................................11
                  ------------------------
                  i.        Intervenors......................................11
                            -----------
                  ii.       Petitioners......................................12
                            -----------
              c.   Analysis and Findings.....................................14
                   ---------------------
          2.  Gas Costs......................................................21
              ---------
              a.  Introduction...............................................21
                  ------------
              b.  Positions of the Parties...................................23

                  i.        Intervenors......................................23
                            -----------
                  ii.       Petitioners......................................24
                            -----------
              c.  Analysis and Findings......................................26
                  ---------------------
      B.  Effect on Quality of Service.......................................30
          ----------------------------
          1.  Introduction...................................................30
              ------------
          2.  Position Of The Parties........................................30
              -----------------------
              a.  Intervenors................................................30
                  -----------
              b.  Petitioners................................................31
                  -----------
          3.  Analysis and Findings..........................................32
              ---------------------
              a.  Service Quality Plan.......................................32
                  --------------------
              b.  Response to Odor Calls.....................................35
                  ----------------------
              c.  Telephone Service..........................................36
                  -----------------
              d.  Lost-time Accidents........................................37
                  -------------------
              e.  Service Appointments Met As Scheduled......................37
                  -------------------------------------
              f.  Meter Reads................................................38
                  -----------
              g.  Consumer Division Complaints and Billing Adjustments.......39
                  ----------------------------------------------------
      C.  Societal Costs.....................................................40
          --------------
          1.  Introduction...................................................40
              ------------
          2.  Positions Of The Parties.......................................41
              ------------------------
              a.  Intervenors................................................41
                  -----------

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              b.  Petitioners................................................42
                  -----------
          3.  Analysis And Findings..........................................42
              ---------------------
      D.  Effect On Competition And Economic Development.....................44
          ----------------------------------------------
          1.  Introduction...................................................44
              ------------
          2.  Analysis And Findings..........................................45
              ---------------------
      E.  Cost Allocation Issues.............................................45
          ----------------------
          1.  Introduction...................................................45
              ------------
          2.  Analysis And Findings..........................................46
              ---------------------
      F.  Transaction and Merger Integration Costs...........................48
          ----------------------------------------
          1.  Introduction...................................................48
              ------------
          2.  Positions Of The Parties.......................................48
              ------------------------
              a.  Intervenors................................................48
                  -----------
              b.  Petitioners................................................50
                  -----------
          3.  Analysis And Findings..........................................51
              ---------------------
      G.  Acquisition Premium................................................57
          -------------------
          1.  Introduction...................................................57
              ------------
          2.  Positions Of The Parties.......................................59
              ------------------------
              a.  Intervenors................................................59
                  -----------
              b.  Petitioners................................................60
                  -----------
          3.  Analysis And Findings..........................................61
              ---------------------
      H.  Summary............................................................66
          -------

V.    STOCK ISSUANCE.........................................................71
      --------------
      A.  Introduction.......................................................71
          ------------
      B.  Standard of Review.................................................72
          ------------------
      C.  Analysis and Findings..............................................74
          ---------------------

VI.   CONFIRMATION OF ESSEX'S FRANCHISE RIGHTS...............................75
      ----------------------------------------
      A.  Introduction.......................................................75
          ------------
      B.  Analysis and Findings..............................................75
          ---------------------

VII.  ORDER..................................................................76
      -----

D.T.E. 98-27                                                           Page 1

I.         INTRODUCTION

     On February 27, 1998, Eastern Enterprises ("Eastern"), Essex County Gas Company ("Essex"), and ECGC Acquisition Gas Company[1] ("Acquisition Company") (collectively, the "Petitioners") jointly filed with the Department of Telecommunications and Energy ("Department") a petition for approval: (1) pursuant to G.L. c. 164, ss. 96, of the merger of Acquisition Company and Essex;
(2) pursuant to G.L. c. 164, ss. 94, of Essex's rate plan ("Rate Plan"); and (3) pursuant to G.L. c. 164, ss. 14, of the issuance and sale of 100 shares of common stock, $1.00 par value, by Acquisition Company to Eastern. The Petitioners also seek confirmation that Essex, as the surviving corporation of the proposed merger of Acquisition Company into Essex, will retain the franchise rights and obligations that were held by Essex prior to the merger, and that no further action pursuant to G.L. c. 164, ss. 21 is required to consummate the merger. The Department docketed this matter as D.T.E. 98-27.

     Pursuant to notice duly issued, the Department conducted a public hearing in Haverhill on May 7, 1998, to afford interested persons an opportunity to comment on the Petitioners' proposal. The Department conducted evidentiary hearings at its offices in Boston on June 18-19 and June 24-25, 1998. The Department granted the petitions to intervene of the United Steelworkers of America, AFL-CIO, Local 12086, and the Alliance of Utility Workers (collectively, the "Unions"). The Attorney General of the Commonwealth ("Attorney

----------
[1] While the Petitioners used "Merger Company" as a generic name in the Petition to refer to Acquisition Company, the draft articles of organization identify the company as ECGC Acquisition Gas Company (Exh. DTE 1-30). The Petitioners stated that Eastern will comply with the business name requirements of G.L. c. 164, ss. 5A, at the time the subsidiary actually is organized (Exh. DTE 1-28; Petitioners Brief at 1).

D.T.E. 98-27                                                           Page 2


General") intervened as of right pursuant to G.L. c. 12, ss. 11E. The Department granted limited participant status to Bay State Gas Company.

     The Petitioners sponsored the testimony of five witnesses: (1) Paul J. Murphy, managing director of Salomon Smith Barney's Global Power Investment Banking Group; (2) Joseph F. Bodanza, senior vice president and treasurer of Boston Gas Company ("Boston Gas");[2] (3) William R. Luthern, vice president of gas resources for Boston Gas; (4) James H. Hastings, vice president and treasurer of Essex; and (5) Walter J. Flaherty, senior vice president and chief financial officer of Eastern.[3] The Attorney General sponsored the testimony of one witness, David J. Effron, a consultant in utility regulation. The Unions sponsored the testimony of three witnesses: (1) Steven W. Ruback, principal of the Columbia Group, a consulting firm; (2) Paul Hannon, an inspector employed by Boston Gas and former president of Local 12003, United Steelworkers of America; and (3) Thomas D. Boody, a service man employed by Essex and president of Local 12086, United Steelworkers of America. The Petitioners, the Attorney General, and the Unions submitted both briefs and reply briefs.

     Eastern operates as an unincorporated voluntary association established under a Declaration of Trust dated July 18, 1929, as amended (Exh. WJF-1, at 2). Eastern's principal

----------
[2] Both Essex and Boston Gas are gas companies within the meaning of G.L. c. 164,ss.1.

[3] The joint petition underlying this investigation was supported by testimony of officers of the Petitioners, Eastern and Essex, and of Eastern's subsidiary, Boston Gas. Unless the context clearly warrants otherwise, the Department construes all testimony in support of this petition and all arguments on brief as jointly advanced by the Petitioners and Boston Gas.

D.T.E. 98-27                                                           Page 3

subsidiaries are Boston Gas and Midland Enterprises, Inc. ("Midland"). Boston Gas is a local distribution company ("LDC") serving approximately 530,000 residential and commercial and industrial ("C&I") customers in Boston and 73 other communities in eastern and central Massachusetts (ID.). Midland transports coal and other dry bulk commodities on the Ohio and Mississippi Rivers, the Gulf Intracoastal Waterway, and the Gulf of Mexico (ID.). In 1997, Eastern established two additional subsidiaries, ServicEdge Partners, Inc. ("ServicEdge"), and AMR Data Corporation. ServicEdge provides heating, ventilation and air-conditioning products and services, while AMR Data Corporation provides meter service to electric, gas and water utilities throughout the Northeast (ID. at 2-3).

     Essex is an LDC that serves approximately 42,000 customers in the cities of Haverhill, Newburyport and Amesbury, as well 14 other municipal communities covering an area of approximately 280 square miles (Exh. JHH-1, at 2). The Essex service territory is composed primarily of residential communities, with a number of small C&I businesses (ID.). Essex's subsidiaries include LNG Storage, Inc. ("LNG Storage"), which owns a liquified natural gas facility that is leased to Essex, and Northern Energy Company, Inc. ("Northern Energy"), which currently is inactive (Exh. Joint Petitioners-1, Sch. 4.2).

II.  DESCRIPTION OF PROPOSAL

     A.   STRUCTURE OF MERGER

     The Petitioners request Department approval of an Agreement and Plan of Merger ("Merger Agreement") that would result in Essex becoming a wholly-owned subsidiary of Eastern (Exh. Joint Petitioner-1, at 2). To effect the merger, Eastern intends to form

D.T.E. 98-27                                                           Page 4


Acquisition Company as a wholly-owned subsidiary of Eastern (Exhs. WJF-1, at 9; DTE 1-30).[4] Acquisition Company would serve as a shell corporation for the purpose of transforming Essex from an independent company to a wholly-owned subsidiary of Eastern via the merger of Acquisition Company into Essex (Exh. WJF-1, at 9-10). After the merger, Essex would be the surviving company, and Acquisition Company's corporate existence would be extinguished (ID. at 10). LNG Storage and Northern Energy would remain subsidiaries of Essex (Exh. DTE 1-36).

     The Petitioners propose that, upon Acquisition Company's merger with Essex, each share of Acquisition Company common stock, issued and outstanding immediately prior to the merger, would be converted into one share of Essex's common stock (Exh. WJF-1, at 10). Each share of Essex's common stock, issued and outstanding immediately prior to the merger, would be changed and converted into the right to receive 1.183985 shares of Eastern's common stock (ID.; Exhs. Joint Petitioners-1, Att. 1, at 2-3; PJM-1, at 8; AG 1-45). The Petitioners determined this exchange ratio using the purchase price of $47.50 per share for Essex's common stock and the average Eastern common stock price of $40.11875 per share during the ten trading days prior to December 17, 1997 (Exh. DTE 1-19; Tr. 1, at 23-24).[5]

----------

[4]  SEE note 1, above.

[5] The actual exchange ratio would be adjusted as necessary if Eastern's common stock falls below $38.01 per share or rises above $42.23 per share, as measured by the average Eastern closing price for the ten trading days prior to, and including the fifth trading day prior to, the consummation of the merger (the "Closing Date" as described in articles 2.1(c) and 3.1 of the Merger Agreement) (Exhs. Joint Petitioner-1, at 2-3; AG 1-45; Tr. 1, at
     36).

D.T.E. 98-27                                                           Page 5

According to the Petitioners, the purpose of this form of transaction is to structure the merger as a tax-free event for Essex's shareholders and to avoid Essex's payment of approximately $3.9 million in certain debt-related prepayments that would be triggered if Essex were not the surviving company (Exhs. WJF-1, at 9-10; DTE 1-15; DTE 1-16).

     The Petitioners intend to account for the transaction through pooling of interests accounting, whereby the balance sheets of the acquired company, Essex, and the acquiring company, Eastern, would be combined into a single entity, without any adjustment to the book values of the assets and liabilities of the merged entities (Exh. PJM-1, at 8-9). The Petitioners state that, although pooling of interests accounting does not involve adjusting the book value of the acquired assets, Eastern's shareholders would experience earnings dilution, or an "acquisition premium,"[6] of approximately $47.1 million[7] (ID.).

     B.   RATE PLAN

     The Rate Plan consists of two components: (1) a base rate freeze; and (2) a five percent reduction in the burner-tip price of gas (Exh. JFB-1, at 2).

----------
[6] While acquisition premiums technically are not recorded under pooling of interests accounting, the Department recognizes that the term "acquisition premium" is used in this petition to describe the earnings dilution that occurs under pooling of interests accounting. Either way, it is a cost borne by shareholders to consummate a merger or acquisition. For convenience, the Department uses the terms "acquisition premium" and "earnings dilution" interchangeably in this Order. The appropriateness of resort to pooling of interests accounting as a means of corporate merger or acquisition found recognition in MERGERS AND ACQUISITIONS, D.P.U. 93-167-A at 10-11 (1994).

[7] The acquisition premium is based on a purchase price of $47.50 per Essex share less Essex's book value of $21.01 per share, multiplied by 1,778,058 Essex shares outstanding as of December 1, 1997 (Exhs. PJM-1, at 8-9, 13; AG 1-18; USA 1-15).

D.T.E. 98-27                                                           Page 6


     1    BASE RATE FREEZE

     The base rate freeze would cover a period of ten years, subject only to changes for exogenous factors (ID. at 7). According to the Petitioners, exogenous factors include changes in tax laws, accounting changes, and regulatory, judicial, or legislative changes. The Petitioners assume that Essex would avoid the need for a base rate increase of approximately $1.8 million in 1999, and two increases of $2.0 million each in 2002 and 2005 (ID. at 6-7; Exh. JFB-3). The Petitioners state that as a result of the base rate freeze, Essex's customers would realize savings of $33 million over the term of the Rate Plan (Exhs. JFB-1, at 6; JFB-3).

     2    GAS COSTS

     The Petitioners state that the five percent reduction in the burner-tip price of gas currently paid by Essex customers would be achieved by: (1) synergies[8] resulting from coordinating the gas supply resources of Boston Gas and Essex; (2) releasing Essex's Tennessee Gas Pipeline Company long-haul capacity contract ("Tennessee Contract"); and (3) crediting Essex's customers with $900,000 per year through the local distribution adjustment clause ("LDAC")[9] for the first two years of the Rate Plan [10] (Exh. JFB-1, at 3).

----------
[8] Synergies are combined and coordinated actions whereby greater effects are achieved than through independent actions. See, E.G., AMERICAN HERITAGE DICTIONARY 1233 (2nd coll. ed. 1985).

[9] The LDAC is a mechanism that allows an LDC to recover, or credit on a fully reconciling basis, costs that have been determined to be distribution-related costs but are not included in base rates. Such costs include demand side management costs, environmental response costs associated with manufactured gas plants, and Federal Energy Regulatory Commission Order 636 transition costs. The LDAC is applicable to

D.T.E. 98-27                                                           Page 7


The Petitioners estimate that these gas supply savings, which would be passed back to Essex customers through the cost of gas adjustment charge ("CGAC"), would total approximately $23.5 million11 over the term of the Rate Plan, or $2.35 million[11] per year (ID.).

     C.   COSTS ASSOCIATED WITH MERGER

     The Petitioners project that the total costs of the merger will be $63,825,000, consisting of: (1) $9,120,000 in merger integration costs[12] incurred to achieve proposed synergies; (2) $7,605,000 million in transaction expenses (I.E., investment banking fees, legal and regulatory expenses, and filing fees); and (3) $47,100,000 representing the earnings dilution or the "acquisition premium" associated with the purchase of Essex's common stock (Exhs. JFB-5; JFB-6; JFB-7; Tr. 1, at 50-53).

     III. STANDARD OF REVIEW

     The Department's authority to review and approve mergers and acquisitions is found at G.L. c. 164, ss. 96, which requires the Department to find that mergers and acquisitions are "consistent with the public interest" as condition for approval. In BOSTON EDISON COMPANY,

----------
     all firm customers (both sales and transportation).

[10] The $900,000 LDAC credit represents the additional amount needed to bring
     Essex's customers' estimated annual gas cost savings to the five percent reduction threshold, or $2.35 million per year, based on Essex's total normalized revenues of $46.9 million (Exh. JFB-1, at 3).

[11] Based on Essex's total normalized revenues of approximately $46.9 million
     (pursuant to ESSEX COUNTY GAS COMPANY, D.P.U. 96-70 (1996) and its 1997 CGAC filings) (Exh. JFB-1, at 3).

[12] Merger integration costs include retirement and severance costs incurred to reduce redundant positions, retraining costs, system and facility consolidation costs, and

D.T.E. 98-27                                                           Page 8


D.P.U. 850, at 6-8 (1983), the Department construed ss. 96's standard of consistency with the public interest aS requiring a balancing of the costs and benefits attendant on any proposed merger or acquisition. The Department stated that the core of the consistency standard was "avoidance of harm to the public." D.P.U. 850, at 5. Therefore, under the terms of D.P.U. 850, a proposed merger or acquisition is allowed to go forward upon a finding by the Department that the public interest would be at least as well served by approval of a proposal as by its denial. ID. at 5-8. In MERGERS AND ACQUISITIONS, the Department reaffirmed that it would consider the potential gains and losses of a proposed merger to determine whether the proposed transaction satisfies the ss. 96 standard. MERGERS AND ACQUISITIONS, D.P.U. 93-167-A at 6, 7, 9 (1994); BOSTON EDISON COMPANY, D.P.U. 97-63, at 7. The public interest standard, as elucidated in D.P.U. 850, must be understood as a "no net harm," rather than a "net benefit" test.[13] The Department considers the special factors of an individual proposal to determine whether it is consistent with the public interest. D.P.U. 97-63, at 7; MERGERS AND ACQUISITIONS at 7-9. To meet this standard, costs or disadvantages of a proposed merger must be accompanied by offsetting benefits that warrant their allowance. D.P.U. 97-63, at 7; MERGERS AND ACQUISITIONS at 18-19.

     Various factors may be considered in determining whether a proposed merger or acquisition is consistent with the public interest pursuant to G.L. c. 164, ss. 96. These factors

----------
     customer/employee communication costs (Exh. JFB-1, at 12-13).

[13] The Department notes that a finding that a proposed merger or acquisition would probably yield a net benefit does not mean that such a transaction must yield a net benefit to satisfy D.P.U. 850.

D.T.E. 98-27                                                           Page 9


were set forth in MERGERS AND ACQUISITIONS: (1) effect on rates; (2) effect on the quality of service; (3) resulting net savings; (4) effect on competition;
(5) financial integrity of the post-merger entity; (6) fairness of the distribution of resulting benefits between shareholders and ratepayers; (7) societal costs, such as job loss; (8) effect on economic development; and (9) alternatives to the merger or acquisition. D.P.U. 97-63, at 7-8; MERGERS AND ACQUISITIONS at 7-9. This list is illustrative and not "exhaustive," and the Department may consider other factors when evaluating a ss. 96 proposal. MERGERS AND ACQUISITIONS at 9.

     With respect to the recovery of acquisition premiums, the Department has found that if a petitioner can demonstrate that denial of recovery of an acquisition premium would prevent the consummation of a particular merger that otherwise would satisfy ss. 96, then the Department will consider recovery of an acquisition premium.[14] ID. at 18. The Department, however, will not automatically allow recovery of all premiums associated with every merger. ID. The Department has determined that it will consider on a case-by-case basis individual proposals for the recovery of an acquisition premium, and the appropriate level of any recoverable acquisition premium. ID. at 18-19. The Department will determine whether an acquisition premium should be allowed in a specific case by applying the general balancing of costs and benefits under the ss. 96 consistency standard. ID. Thus, allowance or disallowance of an acquisition premium would be but one part of the cost/benefit analysis under the ss. 96 consistency inquiry. ID. at 7.

----------
[14] Thus, MERGERS AND ACQUISITIONS removed the PER SE bar to recovery of acquisition premiums and treated them as just another kind of costs to be reckoned in the balancing of costs and benefits required by ss. 96 in D.P.U. 850.

D.T.E. 98-27                                                           Page 10


     The public interest judgment the Department is required to make under ss. 96 must rest on a record that quantifies costs and benefits to the extent such a judgment is susceptible of quantification. ID. at 7. A ss. 96 petitioner who expects to avoid an adverse result cannot rest its case on generalities, but must instead demonstrate benefits that justify the costs, including the cost of any premium sought. ID. This admonition is particularly apt where allowance of an acquisition premium is sought. ID.

IV.  SPECIFIC CONSIDERATIONS OF THE MERGER

     In considering this proposal, the Department's analysis focuses on the following factors: (1) effect on rates, resulting net savings and alternatives to merger; (2) effect on the quality of service; (3) societal costs; (4) effect on competition and economic development; (5) cost allocation; (6) transaction and merger integration costs; and (7) acquisition premium.

     A.   EFFECT ON RATES, RESULTING NET SAVINGS AND ALTERNATIVES TO MERGER

          1    BASE RATE FREEZE

               a.   INTRODUCTION

     The first component of the Rate Plan is a ten-year freeze in Essex's base rates. This base rate freeze would be adjusted for exogenous costs, which the Petitioners define as changes in tax laws, accounting changes, and regulatory, judicial, or legislative changes (Exh. JFB-1, at 7).

D.T.E. 98-27                                                           Page 11


               b    POSITIONS OF THE PARTIES

                    i    INTERVENORS

     The Attorney General argues that the Petitioners have based the projected ten-year $33 million savings from avoided base rate increases on a "speculative forecast" of future rate increases and failed to provide any information on either cost trends or possible changes in the Department's regulatory policies (Attorney General Brief at 12). The Attorney General argues that a ten-year base-rate freeze would prevent any rate reductions resulting from excess earnings (ID. at 11). The Attorney General asserts that Essex's average return on common equity ("ROE") of 12.77 percent for calendar year 1997 is 150 basis points above Essex's last allowed return, and that such a "robust return" is inconsistent with the Petitioners' claim that Essex would file a rate case in 1999 (ID. CITING Exh. DJE-2, at 11). The Attorney General asserts that Department adoption of long-term rate plans lacking review provisions may be beyond the agency's authority, because of the Department's obligation under G.L.
c. 164, ss. 94 to establish just and reasonable rates (ID. at 12-13).

     The Attorney General proposed an alternative plan that includes the following general provisions: (1) a $3.5 million reduction in base rates upon the consummation of the merger; (2) the institution of quality of service standards to ensure service integrity; (3) a three-year rate freeze (subject to changes for exogenous factors); (4) a customer earnings sharing mechanism above a designated threshold; and (5) a provision that holds ratepayers harmless from resulting increases in Essex's cost of capital and risks that forecasted merger savings will not occur (Exh. DJE-1, at 29-37). The Attorney General argues that his alternative plan is fair

D.T.E. 98-27                                                           Page 12


to both Essex's customers and shareholders for the following reasons: (1) most of the projected merger savings flow back to customers via a rate reduction; and
(2) the proposed earnings sharing mechanism would allow shareholders to retain half of the earnings up to 200 basis points in excess of the benchmark ROE and to retain 25 percent of earnings in excess of 200 basis points above the benchmark ROE, which mechanism is adequate to compensate Eastern shareholders for any earnings dilution (ID. at 37-38).

     The Unions contend that the proposed rate freeze constitutes performance based regulation ("PBR") and thus should be subject to the constraints of G.L.
c. 164, ss. 1E[15] (Unions Brief at 6). The Unions state that the rate freeze is a PBR because: (1) it will not be subject to traditional rate of return regulation by the Department; (2) it will allow Eastern to retain any savings it achieves; and (3) it aligns the interest of shareholders and ratepayers through the sharing of costs and benefits (ID.).

                    ii    PETITIONERS

     The Petitioners contend that the projected $33 million customer savings over the ten-year term of the Rate Plan is conservative given the historical rate increase trend of Essex (Petitioners Brief at 23-24). Further, the Petitioners argue that not only will the rate freeze provide savings that would not be available absent the merger, but it also will insulate Essex's

----------
[15] Section 1E(a) authorizes the Department to promulgate rules and regulations pertaining to PBR regulation, and requires that the Department establish service quality standards as part of any PBR. Section 1E(b) prohibits gas or electric utilities filing PBR proposals to engage in any labor displacement or staff reductions below those levels in place as of November 1, 1997, unless such workforce reductions are part of collective bargaining agreements or are found by the Department after evidentiary hearings not to "adversely disrupt" service quality standards established pursuant to ss. 1E(a).

D.T.E. 98-27                                                           Page 13


customers from increases resulting from (1) inflation, (2) depreciation expense, and (3) capital investments necessary to implement industry restructuring initiatives (ID. at 24).

     The Petitioners disagree with the Attorney General's position on Essex's ROE. The Petitioners maintain that the Department's evaluation of a company's earnings and need for a rate adjustment is premised on return on rate base, not ROE (ID. at 25). The Petitioners argue that, based on Essex's five-year financial plan, Essex projected a return on rate base of 8.10 percent for fiscal year 1998, which the Petitioners claim produces a ROE of approximately 7.6 percent after the cost of debt is excluded (id., CITING Exh. AG 1-15 (supp.); Tr. 1, at 151-152; Tr. 4, at 112-114). The Petitioners maintain that this calculation indicates that Essex experienced a revenue deficiency of $1.2 million at the end of 1997 (Petitioners Brief at 25, CITING Tr. 3, at 55; Tr. 4, at 15).

     With respect to the Attorney General's contention that the ten-year term of the rate freeze conflicts with the Department's statutory responsibilities, the Petitioners contend that under G.L. c. 164, ss. 94, the Department remains responsible for determining whether any rate petition filed by Essex during the term of the Rate Plan is consistent with the terms of the Rate Plan (Petitioners Reply Brief at 11). Additionally, the Petitioners argue that G.L. c. 164, ss. 93 would still allow the Department to investigate issues of pricing and quality of service during the term of the Rate Plan (ID. at 12).

     The Petitioners assail the Attorney General's alternative rate plan as having no basis in either regulatory policy or financial theory, and serving only to prevent the merger from taking place, thus denying Essex's ratepayers the immediate and long-term benefits of the merger

D.T.E. 98-27                                                           Page 14


(Petitioners Brief at 34-35). The Petitioners argue that the Attorney General's witness made no detailed analysis of either Essex or Department ratemaking policy (ID. at 35, CITING Tr. 4, at 15-33). Furthermore, the Petitioners contend that the Attorney General's earnings dilution analysis and earnings sharing mechanisms are one-sided and based on unrealistic assumptions (ID. at 36-38).

               c    ANALYSIS AND FINDINGS

     As noted in Section IV.A.1.b, above, the Attorney General has questioned the Department's authority to approve a ten-year rate freeze under the existing statutory framework. The relevant statutory provisions can be found in G.L. c. 164, ss.ss. 93 and 94.

     Section 93 requires the Department to conduct a hearing on complaints relative to price and service quality upon petition filed by the Attorney General, the mayor of a city, the selectmen of a town, or a petition of at least 20 customers. In addition, ss. 93 provides that the Department, on its own motion, can initiate such a hearing. The right to file such a complaint applies to all filed rates, including any Essex rates approved in this case or in D.P.U. 96-70. We find that ss. 93 provides appropriate relief for the investigation of issues of price or quality of service should they arise during the course of the proposed Rate Plan. Approval of the Rate Plan does not -- indeed, cannot -- contradict the grant of authority made by ss. 93. However, any proceeding arising under ss. 93 during the ten years of the Rate Plan must account for costs incurred by the Petitioners in consummating the merger in reliance on this Order and for the opportunity, explicitly recognized by this Order, accorded to the Petitioners to recoup those costs. SEE Petitioners Reply Brief at 11-13.

D.T.E. 98-27                                                           Page 15


     Section 94 mandates the mechanism by which gas, electric, and water companies may petition the Department for a change in rates and the procedures for the Department to follow in reviewing any proposed rate change. Moreover, ss. 94 provides that the Department on its own motion may commence an investigation of a filed rate. The Court has found that the Department has broad discretion in exercising its authority to regulate rates under G.L. c. 164, ss.
94. SEE AMERICAN HOECHEST CORP., 379 Mass. 408, 411, 412, 413 (1980) (Department free to select or reject particular method of regulation as long as choice not confiscatory or otherwise illegal). The Department's actions under ss. 94 have been accorded deference in the realm of economic regulation by the Court. SEE, E.G., MASSACHUSETTS OILHEAT COUNCIL, 418 Mass. at 802-807. In the past, the Department has approved rate freezes. SEE BAY STATE GAS COMPANY, D.P.U. 97-97
(1997); BLACKSTONE GAS COMPANY, D.P.U. 96-65 (1996); FALL RIVER GAS COMPANY, D.P.U. 96-60 (1996). The ten-year rate freeze period proposed here is similar to prolonged periods during which some utilities have kept rates in place and refrained from exercising their statutory authorization to file rate increases under ss. 94. SEE FITCHBURG GAS AND ELECTRIC LIGHT COMPANY, D.T.E. 98-51 (pending before the Department); SOUTH EGREMONT WATER COMPANY, D.P.U. 86-149, at 1 (1986); MANCHESTER ELECTRIC COMPANY, D.P.U. 17832, at 1 (1974). Moreover, Essex's rates, which the Petitioners propose to be frozen for ten years, recently were found to be just and reasonable. SEE D.P.U. 96-70, at 7.

     For the reasons stated above, the Department concludes that there is no express or implied language in either ss. 93 or ss. 94 that limits the Department to any particular regulatory scheme or to its specific duration. Therefore, we conclude that approval of a ten-year rate

D.T.E. 98-27                                                           Page 16


freeze is consistent with the discretion afforded the Department under these statutory provisions. SEE NYNEX, D.P.U. 94-50 (February 2, 1995 Interlocutory Order); D.P.U. 94-158, at 12-13.

     With respect to the issue of whether the Rate Plan is a PBR, we note that a PBR is a substitute for traditional cost of service regulation. INCENTIVE REGULATION, D.P.U. 94-158, at 3-10, 52-55 (1995). Although the proposed Rate Plan contains features that can create incentives similar to those found in PBRs, a PBR is far more complicated. A PBR typically features annual filings based on a predetermined formula that takes into an account inflation factor, analyses of industry productivity compared to economy-wide productivity, and consideration of whether there should be an earnings sharing mechanism. SEE D.P.U. 96-50 (Phase I) at 259-339; D.P.U. 94-50, at 91-273. Since the proposed
Rate Plan does not include either an inflation factor or an analysis of industry productivity, there will be no change to the traditional cost of service regulation by which the Department currently regulates the rates of Essex. The proposed Rate Plan is better analogized to rate settlements approved in the past by the Department, whereby a company agrees not to file a rate case for a specified period of time. SEE D.P.U. 96-70, at 3; FALL RIVER GAS COMPANY, D.P.U. 96-60, at 3 (1996); BOSTON EDISON COMPANY, D.P.U. 92-92, at 10 (1992).
Therefore, despite some similar elements, the Department finds that the Rate Plan does not constitute a PBR.

     With respect to the application of G.L. c. 164, ss. 1E(a) in this case, we conclude that it is not applicable because of our determination above that the Petitioners have not proposed a PBR mechanism. While quality of service standards are required to be set under a PBR

D.T.E. 98-27                                                           Page 17


pursuant to the directives in G.L. c. 164, ss. 1E, quality of service also is a factor to be considered under the Department's standard of review for mergers. MERGERS AND ACQUISITIONS at 7-8. Moreover, pursuant to its general supervisory authority under G.L. c. 164, ss. 76, the Department has jurisdiction to ensure appropriate levels of service quality. Therefore, the Department's requirement for development of a service quality index ("SQI") in Section IV.B.3, below, does not bring this proceeding under the specific requirements of G.L. c. 164, ss. 1E(a). The Department addresses the applicability of G.L. c. 164, ss. 1E(b) in Section IV.C of this Order, below.

     With respect to the arguments raised by the parties concerning claimed overearnings by Essex, the Department concludes that there is no persuasive record evidence (beyond Mr. Effron's mere assertion in Exh. DJE-1, at 11-13) to support the Attorney General's assumption that Essex will earn rates of return in excess of the level authorized in its previous rate proceeding. Moreover, Essex anticipates incurring costs related to (1) capital expenditures after the merger, and (2) compliance with any future Department directives in UNBUNDLING OF LDC SERVICES, D.T.E. 98-32 (Exhs. AG 1-30 (att. at 9-13); AG 1-15; Tr. 1, at 60-61; Tr. 4, at 22). The evidence in this case demonstrates that Essex customarily has filed base rate cases approximately every two to three years (Exh. AG 1-28 (supp.)). [16] Past rate-filing practices by

----------
[16] Essex's recent rate case history is as follows: (1) ESSEX COUNTY GAS
     COMPANY, D.P.U. 87-59 (1987) (3.7 percent increase); (2) ESSEX COUNTY GAS COMPANY, D.P.U. 89-107 (1989) (4.2 percent increase); (3) ESSEX COUNTY GAS COMPANY, D.P.U. 91-107/110/111 (1991) (4.2 percent increase); (4) ESSEX
     COUNTY GAS COMPANY, D.P.U. 93-107 (1993) (4.2 percent increase); and (5) D.P.U. 96-70 (4.6 percent increase) (Exh. AG 1-28 (supp.)).

D.T.E. 98-27                                                           Page 18


a given company indicate but do not predetermine future conduct. However, our assessment of the position of a small LDC at the end of the interstate pipeline (such as Essex) leads us to conclude that the same economic and operational pressures driving Essex to ss. 94 filings on the schedule described in Exhibit AG 1-28 will persist over the next ten years. The Rate Plan promises to contain upward pressure on customer rates. Accordingly, given that the ss. 96 public interest standard is satisfied, we would be remiss in foregoing this opportunity to contain Essex's rates.

     With respect to the arguments raised by the parties concerning the use of ROE or return on rate base to evaluate Essex's earnings, it is unnecessary to make a finding on this issue. Regardless of what financial ratio is selected, a single year of financial results provides an insufficient basis for determining a particular company's future earnings. SEE BOSTON GAS COMPANY, D.P.U. 88-67 (Phase I) at 1-2, 427 (1988). As noted, the Department recently judged Essex's current rates to be just and reasonable. D.P.U. 96-70, at 7. This case was not noticed as a reinvestigation of Essex's earnings, nor is one necessary in light of the relatively recent (1996) rate settlement approved in D.P.U. 96-70, which the Attorney General, as a signatory, urged the Department to adopt. Again, the Rate Plan will freeze these rates for ten years.

     With respect to the arguments about the effect the emerging competitive gas market would have on the value of the rate freeze, the Department finds that the Attorney General's concerns are misplaced. First, under traditional cost of service regulation, a company's allowed rate of return is based on its investment in plant and equipment, not on its gas supply

D.T.E. 98-27                                                           Page 19


costs which are considered to be pass-through expenses.[17] Therefore, Essex's base rate freeze would have no impact on gas commodity costs, which are the only LDC costs likely to be subject to competitive pressure. Second, whatever the results of the gas unbundling issues currently being examined by the Department in D.T.E. 98-32, a base rate freeze would not preclude Essex's customers from engaging in the purchase of gas from competitive suppliers at a price different from that offered through the Rate Plan.

     With respect to exogenous factors, the Department finds that, for purposes of the Rate Plan, exogenous factors shall be defined as positive or negative cost changes actually beyond Essex's control, including, but not limited to, cost changes resulting from: (1) changes in tax laws that uniquely affect the local gas distribution industry; (2) accounting changes unique to the local gas distribution industry; and (3) regulatory, judicial, or legislative changes uniquely affecting the local gas distribution industry. D.P.U. 96-50 (Phase I) at 292.

     The Department has considered the Attorney General's alternative rate plan. While the Attorney General's proposal offers a rate reduction of $3.5 million per year, with a term of three years, the Petitioners' Rate Plan offers greater advantages to ratepayers through the longer term of ten years and allows an opportunity for full recovery of merger-related costs without harm to customers. Approval of a three-year rate plan is very unlikely to afford

----------
[17] Pursuant to a rate settlement approved in D.P.U. 96-70, Essex unbundled its rates so that all costs of distributing gas from the city-gate to customers' meters (operation and maintenance expense, depreciation and amortization, taxes, and return on rate base) are recovered through base rates. Essex recovers, on a fully reconciling basis, all gas supply costs (I.E., gas commodity costs, upstream storage and transportation to the LDC city-gate, a portion of local production and storage facilities, and gas supply planning and acquisition costs) through the CGAC.

D.T.E. 98-27                                                           Page 20


Eastern a sufficient opportunity to recover the transaction costs associated with this merger. More importantly, Essex's ratepayers would not be guaranteed the level of savings associated with a ten-year rate freeze. Under the Attorney General's proposal, Essex would be free to file for a base rate increase at the end of three years, as compared with the ten years provided under the Rate Plan. With respect to the Attorney General's earnings sharing component, the Department considers the Rate Plan's ten-year rate freeze to provide adequate protection for ratepayers against changes in Essex's costs over the term of the Rate Plan. CF. D.P.U. 96-50 (Phase I) at 325-326 (earnings sharing mechanism adopted by Department as part of Boston Gas's PBR plan because of uncertainty associated with productivity factor). With respect to the Attorney General's quality of service mechanism, the Attorney General did not offer a specific quality of service plan (Exh. DJE-1, at 31-32). As part of this Order, the Department establishes a quality of service requirement in Section IV.B.3, below.

     Finally, the Attorney General has proposed that, as a condition of the merger, Essex's ratepayers be held harmless against any potential increases in Essex's cost of service, cost of capital, or affiliate transactions (Exh. DJE-1, at 36-37). The Petitioners have stated that ratepayers will not bear any risk that projected cost savings may not materialize (Exh. JFB-1, at 14; Tr. 1, at 60-61). Moreover, both the Petitioners and Boston Gas already are required to conduct their transactions with affiliates in accordance with 220 C.M.R. ss.ss.
12.00 ET SEQ. SEE STANDARDS OF CONDUCT, D.P.U./D.T.E. 97-96 (1998) and STANDARDS OF CONDUCT, D.P.U. 96-44 (1996). Therefore, the Department finds that the Attorney General's concerns on these issues have been addressed.

D.T.E. 98-27                                                           Page 21


           On balance, the Department concludes that the rate freeze provides greater benefits to Essex's ratepayers than does the Attorney General's alternative. Therefore, the Department declines to condition approval of the transaction on adoption of the terms in the Attorney General's proposal. Essex's ratepayers would be at least as well off with the proposed base rate freeze than they would be absent the proposed merger.

               2    GAS COSTS

                    a    INTRODUCTION

     As discussed in Section II.B.2 above, the Rate Plan proposed by the Petitioners provides for an estimated five percent reduction in the total burner-tip price of gas currently paid by Essex customers. Based on Essex's total normalized revenues of approximately $46.9 million, determined in Essex's 1996 rate settlement in D.P.U. 96-70, the Petitioners estimate that the annual gas cost reduction to Essex customers would be $2.35 million per year over the term of the Rate Plan (Exh. JFB-1, at 2-3).

     To achieve the proposed $2.35 million annual gas cost savings over the ten-year term of the Rate Plan, the Petitioners determined that Essex would release its Tennessee Contract[18] of 15,728 Mcf per day and obtain 70 percent of the current maximum tariff rate, or $2.2 million,[19] in the capacity release market each year until the contract expires on

----------
[18] The Petitioners state that they have not identified any contracts, other than the Tennessee Contract, that could be reduced or eliminated without jeopardizing the ability to meet Essex's system requirements (Exh. WRL-1, at 6).

[19] The $2.2 million was calculated by multiplying the $3.1 million value of the Tennessee Contract by the Petitioners' estimate of the percentage of the maximum tariff rate that could be obtained through the release, or 70 percent. According to Mr. Luthern's

D.T.E. 98-27                                                           Page 22


November 1, 2000 (Exh. WRL-1, at 5). Of the $2.2 million annual capacity release revenue for the split-year 1998/99, the Petitioners estimate that approximately $1.04 million[20] would be credited to Boston Gas via a CGAC adjustment as compensatiofn for the opportunity revenues foregone to serve Essex customers (ID. at 8-9). The Petitioners further project that approximately $300,000 per year[21] in reduced commodity costs would be attained through synergistic purchasing economies (Exh. JFB-1, at 4). In order to achieve the $2.35 million in annual gas cost reduction, the Petitioners propose to credit Essex customers $900,000 per year through the LDAC until November 1, 2000, when the Tennessee Contract expires (ID. at 3).

     After the expiration of the Tennessee Contract on November 1, 2000, the Petitioners estimate that, through coordinated supply efforts with Boston Gas, Essex customers can avoid having to renew the Tennessee Contract worth $3.1 million[22] in annual demand charges while maintaining Essex's system reliability (Exh. WRL-1, at 5-6). For the remaining eight years of

----------
     testimony, the 70 percent estimate was based on: (1) Boston Gas's experience in releasing capacity of similar magnitudes; and (2) information received from the marketplace relative to the value of capacity for New England (Exh. AG 3-24; Tr. 2, at 19, 21).

[20] Eastern calculated the $1.04 million estimate of Boston Gas's foregone first year revenue capacity release activity by using Boston Gas's dispatch analysis to identify the particular resources of the Boston Gas portfolio that would be used to serve Essex customers (SEE Exhs. DTE 1-11; WRL-3)

[21] Essex pays an annual reservation charge of approximately $.06 per MMBtu versus Boston Gas's annual reservation charge of $.01 per MMBtu. The resulting difference when applied to Essex's annual volume of 5.7 Bcf equals approximately $300,000 annual savings (SEE Exh. USA 1-98).

[22] Calculated as follows: (15,728 MMBtu per day) x ($16.47 MMBtu/day/month) x
     (12 months) (Exh. DTE 1-27).

D.T.E. 98-27                                                           Page 23


the Rate Plan beginning on November 2, 2000, the Petitioners propose that the $2.35 million annual reduction in gas costs to Essex would be derived from: (1) crediting Essex with the estimated $300,000 per year commodity costs achieved through supply synergies as discussed above; (2) crediting Essex with the estimated $3.1 million from avoiding Tennessee's fixed year charge associated with the expired capacity contract; and (3) transferring an estimated $1.04 million[23] from Essex's CGAC to Boston Gas's CGAC, representing a charge to Essex intended to compensate Boston Gas for its foregone capacity transactions.[24]

                    b    POSITIONS OF THE PARTIES
                         i     INTERVENORS

     The Attorney General argues that the proposed $2.35 million annual gas cost savings to Essex customers are "speculative" and "unverifiable" and could be achieved without the merger (Attorney General Brief at 9). The Union concurs with the Attorney General's position (Unions Reply Brief at 2). The Attorney General argues that the savings are speculative because: (1) the Petitioners have not provided and will not agree to a mechanism to ensure gas cost savings from the merger; (2) as gas costs fluctuate over time, there is no way to track the gas cost savings attributable exclusively to the merger; and (3) to the extent that existing Essex customers elect alternative gas suppliers as a result of industry restructuring, any benefits from the proposed CGAC decrease would be lost for those

----------
[23] After the first year and at the start of each subsequent heating season under the Rate Plan, the Petitioners represent that Boston Gas would prepare an analysis of estimated foregone capacity release revenue (Exh. WRL-1, at 9-10).

[24] Total savings projections are calculated as: $300,000 + $3,100,000 -
     $1,040,000.

D.T.E. 98-27                                                           Page 24


customers choosing alternative suppliers (Attorney General Brief at 10). As a result, the Attorney General maintains that the total value of reduction in purchased gas costs would be less than the estimated $2.35 million per year (ID. CITING Exh. DJE-1, at 9). Further, the Attorney General claims that attaining the proposed gas cost savings is not dependent upon a merger (Attorney General Brief at 11). Moreover, the Attorney General maintains that LDCs at all times should be pursuing cooperative gas supply agreements as part of their obligation to provide least-cost service (ID. CITING MERGERS AND ACQUISITIONS at 4-5).

     The Attorney General concludes that because the Petitioners failed to quantify any real gas cost savings, with the exception of the $900,000 LDAC credit during the first two years of the Rate Plan, the proposed Rate Plan is not consistent with the public interest and should be denied (ID. at 9-11).

                         ii    PETITIONERS

     The Petitioners argue that the magnitude of projected gas cost savings could not be accomplished absent the merger. In support of their contention, the Petitioners maintain that the majority[25] of the proposed $2.35 million in annual gas cost savings will only be achieved by releasing Essex's Tennessee Contract upon consummation of the merger. Essex's permanent release of its Tennessee Contract would not occur, the Petitioners argue, without

----------
[25] Based on the Department's calculations, the release of the Tennessee
     Contract represents approximately 49 percent (($2.2 million - $1.04 million)/$2.35 million) of Essex's total annual gas-related savings. Beginning in the year 2000, the non-renewal of the Tennessee Contract represents approximately 88 percent (($3.1 million - $1.04 million)/$2.35 million) of Essex's total annual gas-related savings (SEE Exhs. WRL-1, at 5-9; JFB-1, at 2-3).

D.T.E. 98-27                                                           Page 25


the assurance that the reliability of its system would be permanently secured by Boston Gas (Petitioners Reply Brief at 7-8).

     The Petitioners also contend that, although a cooperative gas supply arrangement between Boston Gas and Essex would use the existing resources at a more efficient level, it would not produce the savings that elimination of a particular resource from Essex's portfolio would achieve (ID. at 9). Further, the Petitioners assert that efficiencies gained as a result of the coordinated gas supply portfolios (E.G., the potential to renegotiate commodity contracts) would only add to the level of savings achieved by the release of the Tennessee Contract (Petitioners Brief at 29).

     Lastly, the Petitioners assert that small companies, such as Essex, lack the financial ability to capture economies of scale that are derived from larger operations (ID. at 21, CITING Exh. JFB-1, at 21). In response to the Attorney General's concern that migrating customers would not receive the benefits of gas cost savings, the Petitioners argue that once capacity is released, these customers would be relieved permanently of the cost of that capacity as they migrate to transportation service (Petitioners Reply Brief at 9). Finally, the Petitioners emphasize that any and all benefits realized from the reduction of gas costs will flow back to Essex customers through the CGAC mechanism. According to the Petitioners, these gas cost savings would be at least equal to the sum of the value received for the Tennessee Contract, plus the savings realized from the commodity cost reductions, plus the $900,000 Essex LDAC

D.T.E. 98-27                                                           Page 26


credit for the first two years of the merger (Petitioners Brief at 29; Petitioners Reply Brief at 9).

                    c    ANALYSIS AND FINDINGS

     In MERGERS AND ACQUISITIONS, the Department reaffirmed the importance of cost savings by utility companies and expected all utilities to explore any and all measures that provide the opportunity for these savings. MERGERS AND ACQUISITIONS at 18. The Department further stated that mergers and acquisitions are a useful and potentially beneficial mechanism for utility companies to consider in meeting their service obligations. ID. The Department here evaluates
(1) whether the opportunity exists for the Petitioners to achieve the savings described in the proposal while maintaining the level of service and reliability Essex customers have experienced; and (2) whether the projections of the Petitioners are reasonable, based on the supporting record evidence.

     The Department recognizes that the $2.35 million per year in gas cost savings from the Rate Plan are estimated and that the magnitude of this value would vary from year to year. That the savings are estimated is not grounds for rejection of the Rate Plan. All calculations of the impact of future events are based on an estimation of likelihood. The point is to judge whether, based on logic, fact, and law, such estimations may reasonably be relied upon in assessing costs and savings. Accordingly, the Department has evaluated each component of the proposed $2.35 million in annual gas cost savings. Specifically, the Department reviewed the reasonableness of the Rate Plan's proposal to (1) release the capacity from Essex's Tennessee Contract up to the November, 2000 expiration and obtain $2.2 million or 70 percent

D.T.E. 98-27                                                           Page 27

of the maximum Federal Energy Regulatory Commission ("FERC") tariff rate; (2) debit Essex customers and credit Boston Gas customers an estimated annual amount via the CGAC to account for Boston Gas's foregone capacity release opportunities; (3) credit Essex customers $900,000 each year via the LDAC until the November, 2000 expiration of the Tennessee Contract; (4) achieve the projected $300,000 in annual commodity cost savings from coordinated supply efforts over the term of the Rate Plan; and (5) attain $3.1 million in annual avoided cost savings (beginning in November 2000) from Essex's non-renewal of its Tennessee Contract.

     With regard to the capacity release component, the record evidence indicates that Boston Gas's recent capacity release experience of similarly sized contracts has yielded values similar to the Petitioners' projections (Exh. AG 1-49). The record further indicates that the Petitioners' estimate of 70 percent attainment of the maximum FERC tariff rate in the capacity release market tracks Boston Gas's historical market value of New England capacity (Tr. 2, at 19-21). Accordingly, the Department finds that the Petitioners' estimates of cost savings from capacity release are reasonable for the purposes of this case.

     Regarding the estimated foregone capacity release debit to Essex (and a corresponding credit to Boston Gas), the Department recognizes that, through coordinated supply efforts with Essex, Boston Gas will be denied some level of capacity release opportunities for which Boston Gas should be compensated. Therefore, the Department finds that it is reasonable for Eastern to reduce Essex's gas costs savings by an amount intended to compensate Boston Gas and its customers for their foregone capacity release opportunities. The Department

D.T.E. 98-27                                                           Page 28


recognizes that Boston Gas's foregone capacity release opportunities may vary from year to year as a result of industry dynamics. Therefore, in order for the Department to review the value of Boston Gas's foregone capacity release opportunities as they relate to this merger, the Department directs the Petitioners to submit a semi-annual analysis justifying the CGAC amount to be credited to Boston Gas for such lost opportunities. These analyses are to be coincident with the filing of Essex's semi-annual CGAC.

     Regarding the $900,000 two-year LDAC credit, the Department notes that Essex customers are assured gas cost savings of at least $900,000 for each of the first two years of the Rate Plan. This represents the amount needed to bring Essex's customers' estimated annual gas cost savings to the five percent reduction threshold (Exh. JFB-1, at 3). Therefore, even if, under a worst case scenario, none of the other projected savings were to come to fruition, LDAC savings of this magnitude would be guaranteed to ratepayers. Such a guarantee does not exist absent the merger.

     Regarding the projected $300,000 annual commodity cost savings component, we find that the volume and diversity of the Boston Gas portfolio offers gas suppliers the opportunity to sell more gas than they would to a smaller LDC such as Essex. Suppliers are often more willing to grant larger volume users a reduction in their reservation charge for the opportunity to continue serving their needs. The record indicates that Essex pays approximately $.05 per MMBtu more than Boston Gas. When applied to Essex's annual volume of 5.7 Bcf, this difference equates to $300,000 in avoided gas cost savings (SEE Exh. USA 1-98). The

D.T.E. 98-27                                                           Page 29


Department notes that, absent enhancement of Essex's purchasing power achieved by affiliation with Boston Gas, these savings are not likely to be attainable by Essex.

     With respect to the reasonableness of the $3.1 million in annual avoided cost savings resulting from Essex's non-renewal of its Tennessee Contract in November 2000, there is no dispute that Essex can eliminate the Tennessee Contract given post-merger coordination of the Essex supply portfolio with that of Boston Gas. In turn, such non-renewal of Essex's Tennessee Contract would avoid costs of about $3.1 million per year -- the value of the Tennessee Contract's demand charge (Exh. DTE 1-27). The issue before us is whether Essex would be capable of achieving this magnitude of gas-related savings, absent the merger. We note that for the year ended August 31, 1997, approximately 81 percent of Essex's gas supply was delivered using Tennessee capacity (Exh. USA 1-31, at 14). Essex would not be in a position to release its Tennessee Contract on a permanent basis and readily find comparable replacement resources in the absence of the merger (Tr. 2, at 11-12). Therefore, absent the permanent coordination of Essex's supply portfolio with that of Boston Gas, which can best be achieved as a result of the merger, the savings associated with the release of the Tennessee Contract would likely not materialize.

     Finally, the Department does not regard as valid the Attorney General's contention that Essex's customers migrating to transportation service would not receive the benefits of the expected gas cost savings. On the contrary, once the Tennessee Contract is released, these migrating customers would benefit from such release because they would no longer be responsible for the cost of that capacity (ID. at 28-29).

D.T.E. 98-27                                                           Page 30


     Accordingly, for all of the reasons set forth above, the Department finds that the Petitioners' estimates regarding the gas cost savings find substantial support in the record evidence in this case. The estimates are carefully calculated and support our findings that the proposed Rate Plan will likely provide gas costs savings to Essex customers, of the magnitude projected by the Petitioners, and that these savings would be unavailable in the absence of the proposed merger.

     B.   EFFECT ON QUALITY OF SERVICE

          1.   INTRODUCTION

     In their initial filing, the Petitioners did not propose a quality of service plan for Essex. Subsequently, the Petitioners indicated that they would be willing to implement a quality of service plan for Essex using the measures implemented in D.P.U. 96-50 (Phase I) as a model (Tr. 4, at 93-94; RR-DTE-4, at
1). In response to a Department record request, the Petitioners proposed a time period of eighteen months in which to provide the Department with a quality of service plan for Essex (Tr. 4, at 94-96; RR-DTE-4, at 2).

          2.   POSITION OF THE PARTIES

               a.   INTERVENORS

     The Attorney General contends that the proposed Rate Plan fails to protect ratepayers because it does not include an SQI (Attorney General Reply Brief at 9-10). The Attorney General asserts that the Department recognized that a company operating under a PBR would have an incentive to allow service quality to deteriorate and earn an excessive return unless an

D.T.E. 98-27                                                           Page 31


SQI were established and monitored (ID. at 9, CITING D.P.U. 96-50, at 304, 325-326; NYNEX, D.P.U. 94-50, at 235 (1994)). The Unions argue that the Department must consider the impact the merger will have on quality of service and that, in this case, the Petitioners have failed to show that the quality of service will not deteriorate under the proposed merger (Unions Brief at 4, 6). According to the Unions, quality of service is related to the level of staffing, and, therefore, the reduction in the number of Essex employees will result in degradation of service (ID. at 6, 9). Moreover, the Unions contend that by enacting ss. 1E, the Legislature intended to ensure that the restructured gas and electric companies maintain the high levels of service quality that customers in the Commonwealth have come to expect (ID. at 6).

               b.   PETITIONERS

     The Petitioners agree that it is appropriate for the Department to consider quality of service when evaluating a merger filed pursuant to ss. 96. The Petitioners maintain that they are committed to continuing the quality of service and reliability now provided to Essex customers and will not compromise employee or public safety in achieving the goal of cost savings (Exh. JFB-1, at 11; Tr. 3, at 20-22; Tr. 4, at 91-92; Petitioners Reply Brief at 25). Moreover, the Petitioners state that Essex will rely on Boston Gas's information system resources and customer service experience to enhance the quality of service to Essex's customers (Exh. JFB-1, at 17; Tr. 4, at 82-85; Petitioners Brief at 19-20).

     Essex states that while it has not had in place the systems necessary to track many of the quality of service measures included in Boston Gas's PBR plan, it would be able to

D.T.E. 98-27                                                           Page 32


integrate Boston Gas's information system resources into its own operations within approximately six months following the merger (RR-DTE-4; Tr. 4, at 85-88).[26] Once such systems are implemented, the Petitioners represent that Essex would be able to report service quality measurements similar to those of Boston Gas (RR-DTE-4, at 1-2).

     The Petitioners disagree with the arguments of both the Unions and the Attorney General regarding the applicability of ss. 1E. According to the Petitioners, the intent of ss. 1E is to ensure that the introduction of competition in the public utility industry does not result in diminution of service quality (Petitioners Reply Brief at 21). The Petitioners argue that ss. 1E does not apply here because the proposed merger is neither a restructuring plan nor a form of deregulation (ID. at 20-23). In addition, the Petitioners assert that the proposed Rate Plan should not be categorized as a PBR and conclude that ss. 1E is not applicable in this proceeding (ID.).

          3.   ANALYSIS AND FINDINGS

               a. SERVICE QUALITY PLAN

     Although the Department has found that the Petitioners' filing does not constitute a PBR, quality of service is an essential factor in reviewing a merger; and an SQI can be an important bulwark against deterioration in Essex's quality of service. SEE BOSTON EDISON

----------
[26] Boston Gas tracks the following SQI measures: (1) Class I and Class II odor calls; (2) lost-time accidents; (3) telephone service; (4) service appointments met on the same day as scheduled; (5) customer complaints and bill adjustment dollars; and (6) on-cycle meter reads. D.P.U. 96-50-C (Phase I) at 76. Essex does not track: (1) service appointments met on the same day as scheduled to be met; (2) customer complaints; or (3) billing adjustment dollars (RR-DTE-6; RR-DTE-7; RR-USA-1; Tr. 4, at 116-122).

D.T.E. 98-27                                                           Page 33


COMPANY, D.P.U./D.T.E. 97-63, at 15 (1998); MERGERS AND ACQUISITIONS at 8-10. Moreover, even under the Rate Plan, the Department retains oversight of service quality pursuant to ss. 76. While the Petitioners represent that no degradation of service would occur, the Petitioners have not presented a service quality plan (Exh. JFB-1, at 17; Tr. 4, at 82-84). Lack of a service quality plan is an omission that needs remedy, for under the Rate Plan, merger costs will be recouped by seeking efficient ways to reduce costs. In a monopoly environment, and without proper controls, this arrangement could lead to a reduction in service quality.[27]

     Although Essex currently does not track all the quality of service measures implemented in D.P.U. 96-50 (Phase I), the Petitioners indicated that those SQI measures could be used as the foundation for establishing Essex's own quality of service standards (RR-DTE-4, at 1; Tr. 4, at 93-94). The Petitioners state that within a six-month period following the consummation of the merger, Essex would be able to implement monitoring and information systems to track and record quality of service measures. Once these systems are in place, the Petitioners propose a twelve-month data collection period before establishing baseline performance levels against which Essex's future performance could be evaluated (RR-DTE-4, at 2). According to the Petitioners, the levels of performance and associated benchmarks would be in place no later than 18 months after the merger (ID.). The Department finds the approach the Petitioners have outlined to be reasonable and acceptable.

----------
[27] In the future, the Department directs companies filing requests for approval of mergers or acquisitions to include a service quality plan that is designed to prevent degradation of service following the merger. This directive reaffirms the importance of service quality as a factor cited in MERGERS AND ACQUISITIONS at 8-10.

D.T.E. 98-27                                                           Page 34


     In view of the software modifications that would be necessary for Boston Gas's information systems, the Department finds that the proposed six-month time period (following the consummation of the merger) for integrating Essex's database into Boston Gas's information systems is reasonable. The Department further finds that, for those SQI measures not currently in place,[28] a twelve-month data collection period (beginning after the six-month data integration period) is a reasonable period for Essex to collect quality of service information to establish baseline performance levels. This same twelve-month time period should also be used by Essex to collect additional data for those SQI measures for which Essex currently maintains data.

     Therefore, the Department will require Essex to record results for ALL SQI measures, including those that it currently tracks and those that it will begin to track after the data integration period, for the twelve-month period following the six-month data integration period. One month after the close of this 18-month period, Essex shall file proposed benchmarks for all SQI measures. Upon receipt of this filing, the Department will open a proceeding to investigate establishing service quality standards and associated penalties as disincentive to or safeguards against deterioration of service. During the intervening 18-month period, however, the Department expects that Essex will maintain its current service quality and undertake to improve it.

     The following sections provide details concerning each of the service measures and Department directives regarding data collection to establish baseline service levels.


----------
[28] SEE note 26 above.

D.T.E. 98-27                                                           Page 35


               b.   RESPONSE TO ODOR CALLS

     Essex currently tracks and records response times to odor calls (Exhs. USA 2-2; USA 3-2). The data indicate that Essex currently responds to 91.29 percent of odor calls within one hour or less (Exhs. USA 2-2; USA 3-2).[29] We note that in D.P.U. 96-50 (Phase I) at 304-305, the Department determined that a 95 percent response to odor calls within 60 minutes or less was reasonable for Boston Gas. According to Boston Gas, that company now maintains a 97 percent response rate within one hour or less to Class I and Class II odor calls (Tr. 4, at 108). With the integration of Boston Gas's information service technology into Essex's operations, the Department expects that Essex could achieve a higher response rate for Class I and Class II odor calls. With respect to categories of odor calls, Essex does not differentiate between Class I and Class II odor calls (ID.; SEE D.P.U. 96-50 (Phase I) at 294).(30) Differentiating the two classes permits quicker response to those calls more immediately critical to public safety. Accordingly, the Department directs Essex, commencing no later than the beginning of the data collection period, to record separately response times to Class I and Class II odor calls. This information will then be used, in conjunction with Boston Gas's


----------
[29] The Department incorporated into the record by reference the odor call records filed with the Pipeline Engineering and Safety Division (Tr. 4, at 123). SEE 220 C.M.R. ss. 1.10(3).

[30] A Class I Odor call is defined as those calls which relate to a strong odor of gas throughout a household or outdoor area, or a severe odor from a particular area. A Class II Odor call relates to calls involving an occasional or slight odor at an appliance. D.P.U. 96-50 (Phase I) at 294.

D.T.E. 98-27                                                           Page 36


odor call information, in the Department's review of Essex's future SQI proposal for odor calls.

               c.   TELEPHONE SERVICE

     Essex also currently tracks and records data on response times to telephone service calls (RR-USA-1). According to the information provided by the Petitioners, between June 1996 and May 1998, Essex answered telephone calls within 60 seconds of the first ring 94.81 percent of the time (ID.). Essex currently does not differentiate between emergency calls and service/billing calls. In D.P.U. 96-50-C (Phase I) at 76, the Department determined that a 90 percent response time for emergency calls and an 80 percent response time for service and billing calls answered within 40 seconds were reasonable for Boston Gas.

     Following the consummation of the merger, telephone calls placed to Essex's customer service department will be handled through Boston Gas's central inquiry facility in West Roxbury, which has the capability to differentiate between these calls (Tr. 4, at 111; SEE ALSO D.P.U. 96-50 (Phase I) at 305). Therefore, requiring Essex to differentiate between emergency and service/billing calls places no additional burden on either Essex or Boston Gas. Essex should achieve a faster response to both emergency and service/billing calls, following the merger, because of the availability of Boston Gas's information technology services. Accordingly, the Department directs Essex to begin tracking and recording separately telephone response times for: (1) emergency calls; and (2) service and/or billing calls no later than the end of the six-month data integration period. This information will then be used, in

D.T.E. 98-27                                                           Page 37


conjunction with Boston Gas's telephone service information, in the Department's review of Essex's future SQI proposal for telephone service.

               d.   LOST-TIME ACCIDENTS

     Essex currently gathers data on lost-time accidents related to employees out of work as a result of injury or illness (RR-DTE-5). These data are provided to the U.S. Department of Labor in accordance with P.L. 91-596 (ID.). Essex submitted data to the Department covering the period from August 1996 through February 1998 (ID.). However, this information does not include total employee work-hours (ID.). Data on total employee work hours is needed to provide, combined with Essex's lost-time accident records, sufficient detail to establish a benchmark for Essex's future SQI. In D.P.U. 96-50 (Phase I) at 295 and 305, the Department determined that a three-year running average for lost-time accidents was reasonable for Boston Gas. The Department directs Essex to track and record lost-time accidents in relation to total employee work-hours during the twelve-month data-collection period. We recognize that the twelve-month data-collection period is not comparable to the three-year running average used for Boston Gas. Therefore, the Department shall take this data limitation into consideration when reviewing Essex's future SQI proposal for lost-time accidents. This information will then be used, in conjunction with Boston Gas's lost-time accidents information, in the Department's review of Essex's future SQI proposal for lost-time accidents.

               e.   SERVICE APPOINTMENTS MET AS SCHEDULED

     Essex does not currently maintain records of service appointments that were met on the same date as scheduled to be met (Tr. 4, at 120-121; RR-DTE-6). In D.P.U. 96-50-C

D.T.E. 98-27                                                           Page 38


(Phase I) at 76, the Department determined that a 95-percent benchmark for appointments met on the day scheduled to be met was reasonable for Boston Gas. To determine the appropriate benchmark for Essex, the Department directs Essex to track and record appointments met on the same day scheduled during the twelve month data collection period. This information will then be used, in conjunction with Boston Gas's service appointments information, in the Department's review of Essex's future SQI proposal for appointments met on the same day as scheduled.

               f.   METER READS

     Essex currently maintains records on meter reads only for those meters that have not been read for more than two months (Tr. 4, at 119-120; RR-DTE-7). In D.P.U. 96-50-C (Phase I) at 76, the Department determined that a 95-percent benchmark for actual, on-cycle meter reads was reasonable for Boston Gas.[31] The Department concludes that Essex's meter reading data are not collected in sufficient detail to establish a benchmark for on-cycle meter reads. Boston Gas will integrate its information service technology into Essex's operations, even as Essex converts to automatic meter-reading ("AMR") devices (Exh. AG 1-30, at 8). Success in both these programs will permit Essex's meter reading performance to reach the levels currently achieved by Boston Gas. The Department directs Essex to track and record actual on-cycle meter reads. The Department further directs Essex to maintain records differentiating between on-cycle meter reads taken by AMR devices and those manually


----------
[31] An "actual," as distinct from an "estimated," meter read occurs when the bill presented is based on a reading of the meter by company personnel and not on a pattern of past use extrapolated to the current billing period.

D.T.E. 98-27                                                           Page 39


recorded, in order to track Essex's progress towards integrating its AMR program with Boston Gas's AMR program. The Department expects that Essex will achieve higher percentages of on-cycle meter reads through the use of AMR devices. SEE D.P.U. 96-50 (Phase I) at 306. Doing so would improve service quality and capture synergistic efficiencies. This information will then be used, in conjunction with Boston Gas's meter reading information, in the Department's review of Essex's future SQI proposal for on-cycle meter reads.

               g.   CONSUMER DIVISION COMPLAINTS AND BILLING ADJUSTMENTS

     Boston Gas's service quality is measured, in part, using statistics from the Department's Consumer Division. These statistics can also provide a useful measure of Essex's service quality. We have incorporated the Department's Consumer Division records on Essex's customer complaints and bill adjustments, the two other measures adopted in D.P.U. 96-50 (Phase I), into this record pursuant to 220 C.M.R. ss. 1.10(3) (Tr. 4, at 123). For Boston Gas, the Department found it appropriate to adopt a two-year average in deriving the benchmarks for these SQI measures in order not to skew the results against Boston Gas's efforts towards improving its quality of service. SEE D.P.U. 96-50-C (Phase I) at 66-69. Given that Essex will be integrated with Boston Gas, the Department finds that it is appropriate to use a similar average to assess Essex's service quality in this area. Accordingly, the Department will use the average for the two-year period ending at the close of the data-collection period in our review of Essex's future SQI proposal for Consumer Division complaints and bill adjustments.

D.T.E. 98-27                                                           Page 40


     C.   SOCIETAL COSTS

          1.   INTRODUCTION

     As a result of the merger, the Petitioners estimate that 31 management positions and 19 union positions at Essex will be eliminated out of the total workforce of 124 employees, primarily through Essex's conversion to information-system technology that is currently used by Boston Gas (Exhs. JFB-1, at 8-9; USA 1-2). The 31 management positions consist mainly of managerial and supervisory positions that, the Petitioners state, could be integrated with Boston Gas's operations (Exh. USA 1-65). The 19 union positions consist mainly of clerical positions that, the Petitioners state, could be reduced through the successful integration of certain elements of Essex's operations with those of Boston Gas (Exh. USA 1-66). The Petitioners estimate that approximately $1,181,000[32] of the potential operating and maintenance ("O&M") labor savings are associated with union positions covered by a collective bargaining agreement that expires February 4, 1999, and thus these savings are dependent upon the outcome of Essex's future collective bargaining efforts (Exh. JFB-1, at 9-10; Tr. 1, at 109-110). The Petitioners represent that potential early retirement, severance, retraining, and other programs may provide options for employees whose positions would be eliminated as a result of the merger (Exhs. JFB-1, at 20-21; USA 1-65; USA 1-66; USA 1-80; USA 1-81).

----------
[32] This amount represents 23 percent of the total projected labor operating and maintenance savings ($1,181,000 divided by the total labor savings of $5,101,000) (Exh. JFB-1, at 9).

D.T.E. 98-27                                                           Page 41


          2.   POSITIONS OF THE PARTIES

               a.   INTERVENORS

     The Unions entered into the record a Letter of Understanding incorporated in Essex's collective bargaining agreement that they state prohibits: (1) employees with at least four years of service from being laid off for lack of work during the term of the collective bargaining agreement; and (2) permanent employees from being laid off as a result of Essex installing any labor-saving machinery (Exhs. TDB-1, at 8; TDB-2, at 39). After the expiration of the collective bargaining agreement, the Unions contend that Essex would have to negotiate successfully a change in the Letter of Understanding before any job elimination could take place (Exh. TDB-1, at 8). The Unions further contend that the workforce restrictions contained in ss. 1E(b) may preclude the Petitioners from realizing as much as 72 percent of the projected $5,101,000 in annual O&M savings (Unions Brief at 9).

     The Unions estimate that 29 union positions actually will be lost as a result of the merger (ID., CITING Exh. TDB-1, at 11-13). According to the Unions, when Boston Gas eliminated its appliance service function and reassigned this work to ServicEdge, approximately one-third of Boston Gas's service personnel were displaced (Exh. TDB-1, at 13-15). Therefore, the Unions also anticipate job displacement in Essex's gas appliance service division as a result of operational synergies (ID. at 13-14). The Unions assert that the Petitioners have not provided evidence to determine how the fifty proposed layoffs will affect (adversely or otherwise) the quality of service offered to Essex customers (Unions Brief at 1, 6).

D.T.E. 98-27                                                           Page 42


               b.   PETITIONERS

     The Petitioners assert that they are committed to honoring the February 4, 1996, collective bargaining agreement, which expires February 4, 1999, and to entering into "good-faith" negotiations for a new collective bargaining agreement (Petitioners Brief at 14, CITING Tr. 1, at 109-110). In addition, the Petitioners assert that the societal costs resulting from the elimination of positions is expected to be minimal because of Eastern's commitment to maintain Essex's field operations within the service territory, including Essex's Amesbury office, and to undertake all reasonable efforts to provide employees who may be displaced with access to employee placement programs (ID. at 22, CITING Exhs. JFB-1, at 20-21; USA 1-80; USA 1-81). Finally, the Petitioners claim that the workforce level requirements of ss. 1E(b) are not applicable here, because the Rate Plan is not a PBR (Petitioners Reply Brief at 22-23).

     3.   ANALYSIS AND FINDINGS

     The only issue addressed by the parties under societal costs is the effect on employment. The Petitioners and the Unions appear to agree that 31 management positions at Essex would be eliminated as a result of the merger (SEE Exhs. JFB-1, at 8-9; TDB-1, at 10). The Attorney General offered no argument on this issue. The Petitioners and the Unions disagree on the number of Essex's union employees who could be displaced. The Petitioners estimate that 19 union positions will be eliminated, based on the Petitioners' assessment of the potential to integrate Essex's operations with those of Boston Gas (Exhs. AG 1-34 (Proprietary); USA 1-28 (Proprietary); USA 1-66). The Unions estimate that 29 union

D.T.E. 98-27                                                           Page 43


positions would be affected (Exh. TDB-1, at 11-13). This estimate is based on their evaluation of current Essex union job duties, in light of the Petitioners' objective to eliminate administrative and clerical positions to attain operational synergies between Essex and Boston Gas (Exh. TDB-1, at 10-13). There appears to be broad agreement among the Parties that between 50 and 60 Essex employees could be displaced as a result of the merger.[33] The precise number of positions that may be eliminated can be known only after the merger, once merger integration efforts have been completed and a new collective bargaining agreement has been reached.[34]

     While perpetuation of job redundancies in a consolidated Essex-Boston Gas system would impose avoidable costs and thus be detrimental to ratepayers, the elimination of these redundancies can and should be accomplished in a way that mitigates the effect on Essex's employees. The Petitioners themselves have so noted (Exh. JFB-1, at 20-21). The Petitioners represent that they will continue the current programs and establish new programs that assist displaced employees. For example, the Petitioners state that they have assisted and will

----------
[33] For purposes of this estimate, the Department has assumed that Essex's appliance business would continue in place, rather than being absorbed by ServicEdge, because the Petitioners have represented that Essex will continue its service business (Exh. USA 1-40; Tr. 1, at 122-124). However, even if ServicEdge absorbed Essex's appliance business, the Department estimates that about seven to ten positions would be displaced in Essex's gas appliance service division (Exhs. TDB-1, at 14; PH-1, at 2). Given that the number of positions affected ranges from 50 to a high estimate of 70, the Department uses the midpoint figure of 60 in its analysis in Section IV.H, below.

[34] The Petitioners have represented that Essex will engage in good-faith negotiations with the Unions for a successive collective bargaining agreement (Tr. 1, at 110). There is no evidentiary basis for questioning this representation.

D.T.E. 98-27                                                           Page 44


continue to assist Essex's workers through job placement and retraining (Exhs. JFB-1, at 21; USA 1-80; USA 1-81; Tr. 1, at 118-119). Additionally, the Petitioners state that any workforce reductions will be carried out in accordance with all applicable collective bargaining agreements and with all laws and regulations governing employment and termination relationships (Exh. Joint Petitioner-1, Att. 1, at 31; Tr. 1, at 109-110).

     The Department notes that societal costs must be weighed and balanced against the benefits resulting from the merger and Rate Plan. We do not lightly regard the effect of this or any other merger on employment. Future proponents of mergers or acquisitions must demonstrate that they have a plan for minimizing the effect of job displacement on employees. To follow up on the effectiveness of the instant Petitioners' proposed efforts to assist displaced workers, the Department directs the Petitioners to submit annual reports detailing their displaced worker assistance efforts. Three reports shall be required. The first report shall be filed one year after the consummation of the merger, with the second and third reports to be submitted annually thereafter.

     D.   EFFECT ON COMPETITION AND ECONOMIC DEVELOPMENT

          1.   INTRODUCTION

     The Petitioners were the only party to address the issue of competition in this proceeding. The Petitioners state that they intend to combine the resource portfolios of Boston Gas and Essex, as well as the use of Boston Gas's Broker Management System to facilitate communications with third-party marketers in Essex's service territory (Exh. JFB-1, at 18). The Petitioners maintain that these measures will reduce transaction costs and streamline

D.T.E. 98-27                                                           Page 45


systems for third-party gas marketers, making it easier for marketers to offer service in Essex's service territory (Petitioners Brief at 22, CITING Exhs. JFB-1, at 18, USA 1-79).

          2.   ANALYSIS AND FINDINGS

     While Boston Gas has invested in specialized information technology for third-party marketers, I.E., its Broker Management System, to facilitate the development of its own transportation program, Essex has not developed a system with the same capabilities (Exhs. USA 1-78; USA 3-32). To the extent that Boston Gas's information systems facilitate access by third-party marketers to Essex's service area, Essex's ratepayers would benefit through the additional choices afforded in a competitive market (Exh. USA 1-79). Therefore, the Department finds that the merger should have a beneficial effect upon competition in the gas industry.

     E.   COST ALLOCATION ISSUES

          1.   INTRODUCTION

     As a result of the merger, the Petitioners state, Boston Gas would perform some of the functions now carried out by Essex, including gas procurement (Exh. JFB-1, at 10; Tr. 1, at 105). The Petitioners represent that Boston Gas would not allocate any of these common costs to Essex during the term of the Rate Plan (Tr. 1, at 105). Rather, Boston Gas would assign to Essex only those incremental costs that Boston Gas would incur as a result of the merger (ID. at 136-137). The intervenors did not address this issue on brief.

D.T.E. 98-27                                                           Page 46


          2.   ANALYSIS AND FINDINGS

     In determining whether rates are just and reasonable, the Department may examine affiliate transactions to ensure that dealings between affiliated companies provide direct benefits to ratepayers and that associated costs are reasonable and allocated in a nondiscriminatory manner. G.L. c. 164, ss. 76A; CAMBRIDGE ELECTRIC LIGHT COMPANY, D.P.U. 92-250, at 78 (1993); BAY STATE GAS COMPANY, D.P.U. 92-111, at 134-135 (1992). The Department historically has exercised its obligation and authority to ensure that a company's affiliate costs passed on to the company's ratepayers are reasonable and that ratepayers pay no more than a fair portion of the costs. D.P.U. 92-111, at 136-137; NEW ENGLAND TELEPHONE AND TELEGRAPH COMPANY, D.P.U. 86-33-G at 113-211 (1989); OXFORD WATER COMPANY, D.P.U. 1699, at 10-13 (1984).

     The Department's standard for reviewing affiliate transactions was first articulated in D.P.U. 1699. In that case, the Department found that in order to recover costs incurred from an affiliate, a company must show that those costs:
(1) are specifically beneficial to the individual company seeking rate relief (as opposed to other subsidiary members of the system as a whole); (2) reflect a reasonable and competitive price; and (3) are allocated by a formula that is cost-effective and nondiscriminatory. D.P.U. 1699, at 13. The Department previously has noted the desirability of direct assignment of costs where possible. BERKSHIRE GAS COMPANY, D.P.U. 90-121, at 58-59 (1990). In the case of indirect common costs, which are not amenable to direct assignment, the Department has required the use of cost allocations that are appropriate to the particular cost that is being allocated between companies. ID. at 64-70.

D.T.E. 98-27                                                           Page 47


SEE ALSO MASSACHUSETTS-AMERICAN WATER COMPANY, D.P.U. 95-118, at 101 (1996); SOUTH EGREMONT WATER COMPANY, D.P.U. 94-161, at 3 n.3 (1995). More recently, the Department has elaborated on this policy, noting that services should be provided to an affiliate at fully allocated costs, which cost allocation method ensures that all direct costs and a portion of indirect costs are recovered from the affiliate. D.P.U./D.T.E. 97-96, at 7 (1998).

     Although it may be more appropriate in an economic sense, the Petitioners' reliance on the use of "incremental" cost accounting for affiliate transactions between Essex and Boston Gas is not consistent with Department precedent. The Department has noted that the "standards of conduct" for affiliate transactions, as embodied in 220 C.M.R. secs. 12.00 ET SEQ., are not intended to prohibit regulated distribution companies from sharing costs and services. D.P.U./D.T.E. 97-96, at 12. One of the Petitioners' stated reasons for the merger is to achieve operating synergies between Essex and Boston Gas (Exh. WJF-1, at 5-6). The Petitioners' incremental cost approach would fail to share these synergies for the benefit of both Boston Gas and Essex ratepayers. Therefore, the Department finds that the Petitioners' approach is not an acceptable method for accounting for affiliate transactions between the two LDCs.

     Accordingly, the Petitioners are hereby directed to develop a cost allocation system for transactions between Boston Gas and Essex consistent with Department precedent. In preparing this system, the Petitioners must functionalize all costs, classify the expenses in each functional category, identify the appropriate allocators, and allocate all costs. D.P.U. 92-250, at
90. Furthermore, the Petitioners must explain the underlying criteria or rationale for the

D.T.E. 98-27                                                           Page 48


choice of allocators used to allocate the costs among Essex, Boston Gas, or any other operating company. ID. The Petitioners shall provide the Department and other parties in this proceeding with their proposal within nine months from the date of this Order. This information is required so that the Department may properly exercise its supervisory authority under G.L. c. 164, ss. 76, and to provide a reference by which the costs of future merger proposals may be evaluated.

     F.   TRANSACTION AND MERGER INTEGRATION COSTS

          1.   INTRODUCTION

     According to the Petitioners, the merger will result in expenses of $9,120,000 in integration costs necessary to achieve the anticipated economies of scale associated with the merger, such as retirement, severance, and system consolidation costs, plus $7,605,000 in transaction costs, such as legal and regulatory expenses (Exhs. JFB-5; JFB-6; Tr. 1, at 50-53). The Petitioners state that the Rate Plan has been designed to provide Eastern's shareholders a reasonable opportunity to recover these costs (Exh. JFB-1, at 14). While these transaction and merger integration costs are not being charged directly to ratepayers, an evaluation of these costs is necessary as part of the balancing of costs and benefits required under our ss. 96 standard.

          2.   POSITIONS OF THE PARTIES

               a.   INTERVENORS

     The Attorney General opposes the inclusion of any of the $7,605,000 in transaction costs as part of merger costs. The Attorney General contends that because shareholders will

D.T.E. 98-27                                                           Page 49


benefit from the merger, the transaction costs are more appropriately attributed to shareholders (Attorney General Brief at 24-25, CITING Exh. DJE-1, at 14; BOSTON EDISON COMPANY, D.P.U. 1350, at 166-167 (1983)).

     The Attorney General and the Unions argue that the Petitioners have overstated the $9,120,000 in merger integration costs (ID. at 25-29; Unions Reply Brief at 2). The Attorney General maintains that $2,507,000 in separation costs related to seven employees is unnecessary, since Essex's disclosure statement to its shareholders suggests that these employees actually will remain in the employ of Essex (Attorney General Brief at 25-26, CITING Exh. AG 1-1). In the alternative, the Attorney General proposes that if the Department allows any executive separation costs, costs related to these employees should be adjusted pro rata to reflect comparable separation costs associated with the other employee positions proposed to be eliminated, for a reduction of $1,826,000 (ID. at 26).

     The Attorney General also contests the inclusion of $500,000 in directors' retirement fees and $1,472,000 in directors' deferred compensation fees as part of the merger integration costs (ID. at 26-28). With respect to directors' retirement fees, the Attorney General argues that the Petitioners' actuarial assumptions underlying the calculations are flawed and fail to account for approximately $100,000 in liabilities that have already been reflected on Essex's books (ID. at 27). Using what he considers more reasonable assumptions, the Attorney General proposes to reduce directors' retirement fees by $300,000 (ID., CITING Exh. DJE-1, at 17). With respect to the directors' deferred compensation fees, the Attorney General contends that (1) Essex already has recorded these fees on its books, and (2) the deferred

D.T.E. 98-27                                                           Page 50


compensation is in the form of common stock that the Petitioners factored into the earnings dilution analysis (ID. at 27-28).

     The Attorney General also disputes the proposed inclusion of $1,628,000 in additional post-retirement health care and life insurance costs arising from the application of Statement of Financial Accounting Standards Board No. 106 ("FAS 106") to Essex's early retirement options (ID. at 28-29). According to the Attorney General, the Petitioners first raised their FAS 106 costs as an expense during evidentiary hearings (ID. at 28). The Attorney General argues that the Petitioners failed to support the proposed adjustment because they provided no description of the actuarial assumptions upon which they relied, not indicating the extent, if any, to which these costs were the result of accelerated outlays arising from the merger, and not explaining whether any portion of these costs is being recovered through Essex's current rates (ID. at 28-29, CITING RR-DTE-1).

               b.   PETITIONERS

     The Petitioners contend that the costs and benefits associated with the merger are inextricably linked and that all demonstrable costs should be considered recoverable (Petitioners Reply Brief at 14-15, CITING Tr. 4, at 48). Regarding the proposed executive separation costs, the Petitioners maintain that the references in the shareholder disclosure statements upon which the Attorney General relied describe the immediate post-merger situation, during which Eastern may need to retain certain Essex executives on a short-term basis to continue certain administrative functions. (ID. at 15, CITING Tr. 1, at 138). The Petitioners argue that the executive separation costs represent obligations created by valid

D.T.E. 98-27                                                           Page 51


contracts entered into long before any merger-related decisions were made by Essex, and that the upfront costs are significantly outweighed by the long-term savings in O&M expense (Petitioners Reply Brief at 15-16). Regarding the FAS 106 adjustment, the Petitioners claim that the Attorney General had ample opportunity to question or rebut the information provided in Record Request DTE-1, either through cross-examination, additional record requests, or through further inquiry (ID. at 16).

     3.   ANALYSIS AND FINDINGS

     In MERGERS AND ACQUISITIONS, the Department stated that the public interest judgment required under ss. 96 requires the quantification of costs and benefits to the extent such a judgment is susceptible of quantification. MERGERS AND ACQUISITIONS at 7. An evaluation of the transaction and merger integration costs is necessary to assess the costs and benefits of the merger. The Department recognizes that certain merger-related costs are not subject to the same level of precision as generally can be attained in a traditional cost-of-service rate proceeding. Therefore, the Department evaluates the proposed transaction and merger integration expenses according to whether and to what extent such costs can be quantified.

     Concerning the estimated $7,605,000 in transaction costs, the Department previously has excluded these types of expenses from cost of service. BAY STATE GAS COMPANY, D.P.U. 777, at 7, 32 (1982). The basis for such treatment rested upon the premise that acquisitions of operating companies by holding companies benefit both shareholders and ratepayers, and that in the absence of a clear apportionment of these costs to shareholders, such costs would be denied. ID. at
7. However, in MERGERS AND ACQUISITIONS at 16, 18-19,

D.T.E. 98-27                                                           Page 52


the Department recognized that there are transaction costs associated with a merger or an acquisition, and that these costs may be allowable if the public interest standard of ss. 96 is satisfied. Certain transaction costs, such as regulatory filing fees, are elements necessary to the completion of the merger (Exhs. WJF-1, at 11; USA 1-73; Tr. 4, at 48).

     The estimated transaction costs consist of $2,700,000 in investment banking fees, broken down as $1,050,000 to Salomon Smith Barney and $1,650,000 to Furman Selz, LLC ("Furman Selz") (Exh. USA 1-73). Legal and regulatory fees consist of $350,000 to Ropes & Gray, $800,000 to Wachtel Lipton, $35,000 to Hamel, and $300,000 to Keegan, Werlin & Pabian (ID.; Exh. JFB-6). In addition, the transaction costs include $200,000 in accounting fees to Arthur Anderson, $37,000 in SEC filing fees, $45,000 in filing fees required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, $155,000 in other expenses, and $2,983,000 in income tax obligations[35] (Exhs. WJF-1, at 11; JFB-6; USA 1-73). The Attorney General has objected to the inclusion of these fees on a general basis but without directly contesting the record evidence offered to support the reasonableness of these costs. Therefore, the Department concludes that these transaction costs are commensurate with the complexity of the merger and are reasonable in amount. The overall scope of the transaction -- as measured by the probable value of the stock transfer -- is about $84 million.[36] Transaction costs of $7.6 million are reasonable in view of the magnitude of the assets

----------
[35] The transaction costs are not considered deductible for income tax purposes
     (Exh. AG 1-44; Tr. 1, at 95-96).

[36] This value is based on the purchase price of $47.50 per Essex share, multiplied by 1,778,058 Essex shares (Exhs. PJM-4; AG 1-18).

D.T.E. 98-27                                                            Page 53


involved, the complexity of the transfer and the immediate and long range benefits Essex's shareholders can expect. Accordingly, the Department includes the full $7,605,000 in transaction costs in our estimation of the costs associated with the merger.

     Concerning the estimated $4,445,000 in separation costs for Essex executives, the disclosure statement filed by Essex indicates that seven executive-level employees (Essex's president, five vice presidents, and corporate clerk) are parties to employment agreements that provide for severance payments and related benefits (Exhs. AG 1-1, at 33; USA 1-29). These employees may continue to be employed by Essex for some period of time after the merger, pending an evaluation of staffing requirements (Exh. AG 1-1, at 33). The primary role of these employees after the merger will be to maintain corporate continuity during some nominal, interim period. The Department finds no basis in the record to conclude that these individuals will remain as employees of Essex for any significant period after the merger.[37]

     The Department has considered the nature of the separation agreements and notes that these types of agreements are common (Tr. 4, at 41). Essex's estimated separation costs are based on signed agreements entered into from 1987 through 1995, before Essex initiated the process that resulted in its negotiations with Eastern (Exh. USA 1-30; Tr. 2, at 43-44). The Department concludes that the affected employees' severance packages consist of lump sum payments and bonuses, benefits, payroll taxes, and supplemental executive retirement plan

----------
[37] The Department recognizes that retention of these employees is dependent upon the results of Eastern's evaluation of Essex's post-merger staffing requirements. We accept the Petitioners' representation of their present intent but require a status report concerning the execution of these severance agreements a year following the merger.

D.T.E. 98-27                                                           Page 54

payments (Exhs. AG 1-1, at 33; USA 1-72, at 2 (Proprietary)). The Department concludes that these payments are commensurate with the employees' responsibilities at Essex, and are necessary components for Essex's participation in the labor market. Therefore, the Department finds that the total separation costs are reasonable. Accordingly, the Department includes the $4,445,000 in executive separation costs in our evaluation of the costs associated with the merger.[38]

     Concerning the addition of $1,628,000 in FAS 106 expenses, this adjustment stems from the application of FAS 106 to the post-retirement health care and life insurance features of Essex's early retirement program, which had not originally been incorporated into the estimated severance and retirement costs (Tr. 1, at 50-52, 133-135). Our examination of the underlying factors behind the development of the FAS 106 costs leads us to conclude that the $1.6 million in FAS 106-related costs are related only to those costs that would be incurred as a result of the merger, and not otherwise reflected in Essex's rates. The Department finds that the calculations provided by the Petitioners provide sufficient detail to assess the proposed inclusion of FAS 106-related costs in the merger integration costs.

     Under Essex's early retirement plan, retirees would be receiving benefits both earlier and for a longer period than originally anticipated by Essex's pension actuaries (Tr. 1, at 51-52, 135). While early retirement costs associated with union employees are

----------
[38] In so stating, we draw a direct and express parallel to the Petitioners' representation that fair and reasonable efforts will be undertaken to accommodate the needs for other displaced employees at lower levels of the organization, who lacked the organizational or economic leverage to negotiate severance agreements for themselves.

D.T.E. 98-27                                                           Page 55


acknowledged by the Petitioners as contingent upon the results of the collective bargaining process, the Department has reviewed the FAS 106-related costs, and concludes that the $1,628,000 represents a reasonable estimate of Essex's FAS 106 obligations created as a result of the merger. Accordingly, the Department includes the $1,628,000 in FAS 106 costs in our evaluation of the costs associated with the merger.

     With respect to the $500,000 in directors' retirement fees, the Department has examined the assumptions underlying the Petitioners' calculations. In the preparation of their estimate, the Petitioners assumed that directors would live 20 years past the retirement age of 72, and applied a five percent discount rate to develop the net present value of director retirement fees (Exh. USA 1-72, at 3 (Proprietary)). The Department concurs with the Attorney General that the assumptions used to develop the net present value calculation are questionable, particularly in light of the 7.5 percent discount rate used by Essex in its actuarial assumptions used to determine its pension obligations (Exh. AG 1-2 (1997 Essex Annual Return to the Department at 27)). Although the Petitioners had ample opportunity to address this issue, they failed to do so either during evidentiary hearings or on brief. The Department finds that the Petitioners' proposed directors' retirement fees are overstated. The Department accepts the Attorney General's proposed adjustment. Accordingly, the Department excludes $300,000 in directors' retirement fees from our evaluation of the costs associated with the merger.

     With respect to the directors' deferred compensation fees of $1,472,000, the Department notes that this amount represents 51,523 shares of Essex common stock issuable as

D.T.E. 98-27                                                           Page 56


of August 31, 1997, to Essex's directors under an optional deferral program (Exhs. AG 2-1; USA 1-15; USA 1-72 (Proprietary)). To arrive at the $1,472,000, the Petitioners took the difference between an assumed stock price of $50 per share and an average price of $21.42 per share recorded as of August 31, 1997, which was $28.58, and multiplied that net difference by the 51,523 common shares, producing a directors' deferred compensation balance of $1,472,527 (Exh. AG 2-1). The 51,523 shares are also included in the 52,821 deferred directors' shares issuable as of January 1, 1998, which are a component of the Petitioners' reported 1,778,058 common shares of Essex used in the Petitioners' calculation of the estimated $47.1 million acquisition premium (Exhs. AG 1-18; USA 1-15; USA 1-72, at 6 (Proprietary)). Therefore, the Department concludes that the directors' deferred compensation fees have been included twice in the Petitioners' estimate of the merger integration costs, and that inclusion of the directors' deferred compensation fees in both places inappropriately results in double-counting of these costs. Accordingly, the Department excludes $1,472,000 in deferred director compensation fees from our evaluation of the costs associated with the merger.

     Based on the foregoing, the Department has excluded a total of $1,726,000 from the Petitioners' proposed merger integration expenses for purposes of evaluating the merger. In doing so, we emphasize that our decision here does not deprive Eastern of any reasonable opportunity to recover legitimate merger-related costs through the Rate Plan. Rather, our decision rests on the fact that the Department's standard for evaluating merger proposals under

D.T.E. 98-27                                                           Page 57


ss. 96 requires a record that quantifies costs and benefits to the extent such a judgment is susceptible of quantification. SEE Section III, above.

     While the Department will consider transaction and merger-integration costs of $15,089,000 in our evaluation of the costs and benefits associated with the merger, the transaction expenses cannot be determined with finality until after the completion of the merger. Moreover, certain merger integration costs, such as those related to union employees, are classified by the Petitioners as dependent upon the results of the collective bargaining process, and thus may not be ultimately incurred by Eastern. Accordingly, the Department hereby directs the Petitioners to provide the Department with an accounting of the final transaction and merger integration costs. Specifically, the Petitioners shall provide a detailed listing of the transaction costs 90 days from the date of consummation of the merger and provide a detailed listing of the merger integration costs nine months from the date the merger is consummated.

     G.   ACQUISITION PREMIUM

          1.   INTRODUCTION

     The Petitioners estimate that the merger will result in an acquisition premium of approximately $47.1 million, representing earnings dilution that would be experienced by Eastern shareholders. This acquisition premium also corresponds to the difference between the purchase price of $47.50 per share of Essex common stock and Essex's book value of $21.01 per common share, multiplied by 1,778,058 Essex shares outstanding as of December 1, 1997 (Exh. PJM-1, at
13).

D.T.E. 98-27                                                           Page 58


     The Petitioners propose that Eastern's shareholders recover the acquisition premium, together with the transaction costs and merger integration costs, through the estimated $5.1 million in annual savings (representing 41 percent of Essex's fiscal year 1997 O&M expense)[39] anticipated as a result of the merger over the term of the Rate Plan (Exh. JFB-1, at 11-12; Tr. 1, at 50-53). The Petitioners state that these savings will be achieved primarily from the implementation of certain information-technology systems used by Boston Gas, thereby eliminating the need for 31 management and 19 union positions[40] (Exhs. JFB-1, at 8-9; USA 1-65; USA 1-66). The Petitioners estimate that the wage and salary cost reductions associated with these positions are approximately $2,693,000,[41] plus an additional $969,000 in employee benefits (Exhs. JFB-1, at 9; JFB-4; USA 3-28).[42] Further, the Petitioners estimate that additional savings totaling $1,439,000[43] would occur from the consolidation of programs

----------
[39] The Petitioners' estimate of 41 percent was derived by dividing the estimated O&M savings, or $5,101,000, by Essex's actual O&M expenses for the year ending August 31, 1997 of $12,584,000.

[40] The Petitioners consider the projected $5.1 million O&M savings to be achievable if the issue of union employment can be resolved during the collective bargaining process (Exh. JFB-1, at 9).

[41] The $2,693,000 in estimated employee reductions was calculated by adding
     $2,015,000 in management employee expenses and $678,000 in union employee expenses (Exh. JFB-1, at 9; Tr. 1, at 49-50).

[42] The $969,000 in employee benefits was calculated by taking the estimated average cost per employee of $19,380 times the estimated employee reductions (Exh. USA 3-28).

[43] The $1,439,000 is the result of total non-wage/salary savings of $2,408,000 less employee benefits of $969,000 (Exh. JFB-1, at 9).

D.T.E. 98-27                                                           Page 59


and expenditures relating to insurance, audit and consulting fees, shareholder services and other general corporate functions (Exhs. JFB-1, at 9; JFB-4; USA 1-67).

     The Petitioners state that, unless reasonable opportunity to recover the calculated acquisition premium is allowed, a per-share earnings dilution would occur for Eastern shareholders and would negate the value of the acquisition to Eastern and eliminate any reason to proceed with the merger (Exhs. PJM-1, at 13-14; WJF-1, at 8). Based on a ten-year projection of Eastern's fiscal year 1998 earnings per share of $2.82, escalated each year by three percent, the Petitioners conclude that Eastern's shareholders would need to realize and retain savings resulting from the merger of at least $46 million in pre-tax earnings over the next ten years, for an annual average of $4.6 million per year, in order to compensate for the earnings dilution (Exhs. PJM-1, at 14-16; PJM-4).

     2.   POSITIONS OF THE PARTIES

          a.   INTERVENORS

     The Attorney General characterizes the Petitioner's earnings dilution analysis as a "surrogate acquisition premium" (Attorney General Brief at 15). The Attorney General and the Unions maintain that, contrary to the Petitioners' contention, there is no acquisition premium associated with the merger because of the use of pooling of interests accounting (ID., CITING MERGERS AND ACQUISITIONS at 10; Attorney General Reply Brief at 4; Unions Reply Brief at 2). The Attorney General contends that granting any form of acquisition premium in this case would result in a detriment to ratepayers that would outweigh any "illusory benefits" offered by the Petitioners' proposed gas cost reduction and rate freeze (Attorney General Reply Brief

D.T.E. 98-27                                                           Page 60


at 4). The Attorney General advocates that the Department require Eastern's shareholders to bear the cost associated with any earnings dilution resulting from this merger (Attorney General Brief at 16).

     In the alternative, the Attorney General proposes that, if the Department were to allow recovery of anticipated earnings dilution, the sole basis for measuring the estimated dilution of earnings should be the dilution of Eastern's book value per share (ID. at 20-21, CITING Exh. DJE-1, at 23-24). Based on the anticipated dilution to Eastern's book value of $0.35 per share applied to the 20,378,000 Eastern shares outstanding prior to the merger, plus $1,110,000 related to premiums on the additional Eastern shares to be issued under the merger, the Attorney General concludes that the appropriate level of earnings dilution that could be considered for recovery is no more than $8,242,000 (ID. at 24).

          b.   PETITIONERS

     The Petitioners argue that, as a result of Eastern's exchange of its common stock for the shares of Essex, Eastern shareholders would realize a lower level of earnings per share for Eastern stock (Petitioners Brief at 15). According to the Petitioners, the earnings dilution analysis identifies the cost savings resulting from the merger that must be retained by Eastern in order to compensate Eastern's shareholders for this earnings dilution (ID. at 31-32; Petitioners Reply Brief at 20). Moreover, the Petitioners argue that the Department has acknowledged the concept of earnings dilution and its significance in pooling of interests accounting (Petitioners Reply Brief at 19, CITING MERGERS AND ACQUISITIONS at 14, 15 n.10). The Petitioners claim that the earnings dilution analysis represents a conservative estimate of

D.T.E. 98-27                                                           Page 61


the impact the merger will have on Eastern's earnings per share, taking into account Eastern's historic growth rate and the range of growth rates for gas distribution companies (Petitioners Brief at 32, CITING Exhs. PJM-1, at 14; PJM-4; Tr. 1, at 34; SEE ALSO Petitioners Reply Brief at 19).

     The Petitioners assert that the Attorney General's dilution-to-book-value analysis is flawed in its failure to account for the entire economic cost of the premium inherent in the transaction (Petitioners Reply Brief at 18). The Petitioners contend that, in the face of the $47.00 per share purchase price and Essex's book value of $21.01 per share, the Attorney General's earnings dilution calculation defies logic (ID. at 18-19). The Petitioners conclude that because the Rate Plan produces immediate and long-term benefits to ratepayers, recovery of the transactions costs, including the acquisition premium, is justified (ID. at 20).

     3.   ANALYSIS AND FINDINGS

     The Department has stated that it will consider, on a case-by-case basis, individual merger or acquisition proposals that seek recovery of an acquisition premium, as well as the appropriate recovery level of such a premium. MERGERS AND ACQUISITIONS at 18-19. Under the Department's standard, a company proposing a merger or acquisition must, as a practical matter, demonstrate that the costs or disadvantages of the transaction are accompanied by benefits that warrant their allowance. Thus, allowance or disallowance of an acquisition premium would be just one part (albeit an important one) of the cost/benefit analysis under the ss. 96 standard. ID. at 7.

D.T.E. 98-27                                                           Page 62


     As noted, the Attorney General and Union contend that under pooling of interests accounting acquisition premiums are equal to zero. In MERGERS AND ACQUISITIONS, a number of commenters stated while pooling of interests accounting did not give rise to an acquisition premium PER SE, earnings dilution for the acquiring company would represent a factor warranting consideration in a merger petition. MERGERS AND ACQUISITIONS at 14-15 n.10. While pooling of interests accounting does not translate into revalued books for accounting purposes or an acquisition premium as found under purchase accounting, it does give rise to direct costs, as well as indirect costs, through the impact upon earnings (Exh. USA 3-19, Att. 1 at 37-39).[44] Pooling of interests accounting reasonably recognizes costs that investors must have an opportunity to recover, and provides an incentive for mergers and acquisitions that benefit ratepayers, but that would otherwise not take place without recovery of these costs. As discussed below, we find that the level of acquisition premium resulting from this merger is reasonable.

     The Attorney General and Unions have proposed that if the Department allows recovery of any acquisition premium, the premium should be limited to the resulting dilution to Eastern's book value per share. Although the dilution in book value is indicative that a premium has been paid, this measure of dilution does not account for all of the costs associated with mergers. In a pooling of interests transaction, which is the method being used to account for this merger, the purchase price is determined on the basis of the earnings stream expected from the transaction and the retention of sufficient earnings to, at a minimum, offset the costs

----------
[44] SEE note 6, above.

D.T.E. 98-27                                                           Page 63


of the transaction (Exh. PJM-1, at 9; Tr. 1, at 26). The exchange ratio at which the stock transactions take place typically reflects a premium over the market value of the acquired company, thus diluting both the book value and the earnings per share of the acquiring company (Exhs. PJM-1, at 9; USA 3-19, Att. A at 5; Tr. 1, at 17-18). The Petitioners evaluated the earnings dilution associated with this merger by comparing the projected earnings for Essex with the projected earnings for Eastern, using an approach that accounts for both the expected return on Eastern's investment in Essex and Eastern's cost of capital (Exhs. PJM-1, at 14-15; PJM-4; Tr. 4, at 34-35). Under this merger, Essex shareholders will receive cash or Eastern shares worth $47.50 in exchange for Essex stock with a book value of $21.01 per share (Exh. JFB-1, at 14). Consequently, Eastern's shareholders will experience both book and earnings dilution in the value of their holdings (Exh. PJM-1, at 13). Unless Eastern obtains a reasonable opportunity to maintain its earnings per share, the result will be a loss in Eastern's earnings stream and a diminution in the market value of Eastern's stock (ID.).

     Under the Attorney General's proposal, the value of Eastern's holdings associated with the merger would fall from approximately $40 per share to $21.54 per share (Exhs. AG 1-23; DJE-1, at 25-26). The Attorney General's approach, would, if adopted, be genuinely harmful to Eastern's shareholders and would nullify any reason for Eastern to consummate the merger. Essex's ratepayers would be the principal losers, for Essex would remain a small LDC at the end of the interstate pipeline system, increasingly challenged to respond in a competitive market dominated by much larger players. The Department therefore concludes that the earnings dilution analysis presented by the Petitioners in this proceeding is fairly representative

D.T.E. 98-27                                                           Page 64


of the economic costs that Eastern's shareholders would bear as a result of this merger.

     With respect to the level of consideration paid by Eastern for Essex, the record evidence demonstrates that the purchase price was evaluated in light of both a comparison with purchase prices associated with other recent mergers and acquisitions by LDCs and an assessment of the potential cost savings resulting from the merger (Exhs. PJM-1, at 7; PJM-3). A purchase price at a multiple of book value expresses a buyer's expectations of the acquired company's future contributions to combined operations. The particular exchange rate involved in merger and acquisition stock transactions expresses a number of matters of value to the buyer, including a premium for management control and long-term strategic and economic value perceived by the buyer as accruing from the transaction (Exh. PJM-1, at 6, 8). Historic merger and acquisition activities in the natural gas distribution industry have been achieved with purchase prices ranging between
1.4 times and 3.5 times the book value of the acquired company (Exhs. PJM-1, at 5; PJM-3). More recent mergers and acquisitions have occurred at purchase prices in the range of 1.9 to 2.8 times book value (Exhs. PJM-1, at 5; PJM-3).

     The proposed purchase price for Essex's stock is 2.3 times book value (Exh. PJM-1, at 7). This price represents a price-earnings multiple of 18.6 times Essex's most recent earnings (ID.). The proposed purchase price and exchange ratio in this case are consistent with industry experience (Exh. PJM-3). Both Eastern's and Essex's independent advisors, Salomon Smith Barney and Furman Selz, respectively, have pronounced these terms of the transaction to be reasonable (Exhs. AG 1-1, at B-1 through B-3; USA 3-15 (Proprietary)). Therefore, the Department finds that the proposed purchase price for Essex's common stock and proposed

D.T.E. 98-27                                                           Page 65


exchange ratio are in line with experience in other gas acquisitions and therefore are reasonable and valid expressions of today's market conditions. CF. HAVERHILL ELECTRIC COMPANY, D.P.U. 2138 (1926) (Department rejected proposed one-to-one stock exchange ratio, and directed parties to apply a seven-to-ten exchange ratio). Because the stock exchange, when it occurs in fact, will be based on the actual number of Essex shares outstanding and Eastern's common stock price per share on the consummation date, the actual amount of the acquisition premium cannot be precisely calculated until the consummation date or shortly thereafter --although its range is formulaically determined. The Petitioners are hereby directed to provide the Department with a copy of the journal entries or a schedule summarizing such entries upon completion of the merger, in sufficient detail so as to provide the actual acquisition premium.

     Throughout this proceeding, Eastern has represented repeatedly that its shareholders, not Essex ratepayers, would bear any risk that operational savings and synergies arising from the merger would be insufficient to cover the annual amortization of the acquisition premium (Exhs. JFB-1, at 14; USA 1-60; Tr. 1, at 60-61, 80-82; Petitioners Brief at 16). This repeated representation is one to which Eastern and Essex may and will fairly be held throughout the period of the Rate Plan.

D.T.E. 98-27                                                           Page 66


     H.   SUMMARY

     The Department has evaluated the benefits and costs associated with the merger based on the following seven factors: (1) effect on rates, resulting net savings, and alternatives to the merger; (2) effect on quality of service; (3) societal costs; (4) effect on competition and economic development; (5) cost allocation issues; (6) transaction and merger integration costs; and (7) recovery of an acquisition premium.

     With respect to effect on rates, resulting net savings, and alternatives to the merger, the Department found that approval of a ten-year freeze of base rates will yield benefits to Essex's ratepayers and results in just and reasonable rates. Further, the Department recognized that the proposed merger will provide Essex's ratepayers with guaranteed savings in gas costs that would be unavailable absent the merger. Based on our evaluation of the Rate Plan, the Department also concludes that the five percent rate reduction and ten-year rate freeze, in conjunction with the opportunity for Eastern's shareholders to recover the costs associated with the merger, represents a fair allocation of the benefits between shareholders and ratepayers.

     With respect to the proposed merger's effect on quality of service, the Department has determined that it is necessary to implement a quality of service plan in order to ensure that Essex's ratepayers experience no degradation of service following the merger. The Department has outlined service quality measures to be tracked and recorded and we have indicated that we will conduct a proceeding to investigate establishing service quality benchmarks and penalties for failure to meet those standards.

     Referring to societal costs, the Department found that while the merger will cause

D.T.E. 98-27                                                           Page 67


workforce reductions for Essex, these costs will be balanced by the benefits of the merger and Rate Plan. The Petitioners represent that they will act to mitigate adverse effects on Essex's workforce. The Department has required three annual reports on the effectiveness of these mitigation efforts and will use this information to evaluate the Petitioners' efforts to mitigate the effect of the merger on displaced employees.

     With respect to the impact on competition and economic development, the Department found that the integration of Boston Gas's information systems with Essex's will facilitate access of third party gas marketers to Essex's service territory. The Department further found that increased market access to Essex's service territory is likely to have a beneficial effect on both competition and economic development in Essex's service territory.

     Regarding the allocation of the costs between Boston Gas and Essex, the Department found that the Petitioners' proposed method of incremental cost pricing for affiliate transactions fails to comply with Department policy. As a result, the Department has directed the Petitioners to account for affiliate transactions between Boston Gas and Essex on a fully-allocated cost basis, and to provide the Department within nine months of the issuance of this Order a proposal for implementation of affiliate transaction accounting in accordance with Department policy.

     With respect to transaction and merger integration costs, the Department found that a total of $1,726,000 from the Petitioners' proposed merger integration expenses should be excluded for purposes of evaluating costs and benefits of the merger. The Department has found that $7,605,000 in transaction costs, and $7,394,000 in merger integration costs, for a

D.T.E. 98-27                                                           Page 68


total of $14,999,000, represent a reasonable level of these expenses for purposes of quantifying these cost components associated with the merger.

     Regarding recovery of an acquisition premium, the Department found that earnings dilution to Eastern's shareholders that results from the merger represents a cost that may and should be taken into consideration as part of the evaluation of the costs and benefits of the merger. The Department found that the proposed purchase price for Essex's common stock and proposed exchange ratio are reasonable. Therefore, the Department accepted the Petitioners' estimate of $47,100,000 for the acquisition premium and has found it to be reasonable.

     The Department finds that the total transaction costs, merger integration costs, and acquisition premium are estimated at $62,099,000, allowing for the adjustments made by the Department to the merger integration costs. Under the Rate Plan, Essex's ratepayers will not pay for these costs. Instead, Eastern will have an opportunity to recoup these costs by seeking to capture merger-related efficiencies for shareholders during the term of the Rate Plan. Over the term of the Rate Plan, the Department estimates that those expected efficiencies, including the midpoint of the range of union positions which may be eliminated as a result of the merger, will be $56,530,000. While the expected efficiencies are less than the total merger-related costs, Essex's ratepayers are not at risk for any underrecovery of these costs by Eastern, and no incremental charges will be applied to ratepayers to recover the premium. Therefore, the Department concludes that Petitioners' proposed recovery plan for the acquisition premium is consistent with the general reckoning of cost and benefit under the

D.T.E. 98-27                                                           Page 69


ss. 96 consistency standard. MERGERS AND ACQUISITIONS at 18-19. In addition, customers will actually receive benefits in the form of base rate freeze and a reduction in gas costs, both of which would not have been realized without the merger.

     Based on our evaluation of the costs and benefits associated with the aforementioned factors, the Department finds that the public interest would be at least as well served by approval of the proposed merger as by its denial, I.E., there is no net harm to ratepayers. Therefore, the proposed merger is consistent with the public interest. Accordingly, the Department hereby approves the Merger Agreement and Rate Plan, subject to the directives related to quality of service and cost allocation contained herein, under the terms of G.L. c. 164, secs. 96 and 94.

     I.   CONCLUSION

     As noted, the Department is approving this merger because it is consistent with our standard of review for such transactions. D.P.U. 850, at 6-8. We believe that it is useful at this point to provide some background and further discussion of those standards.

     The Department has stated that simulation of the results of a competitive market is a principal goal of regulation. SEE D.P.U. 94-50, at 110. One of the features of a competitive market is that firms will evolve in size and scope in a way that maximizes efficiency over time (under the requirements of antitrust statutes). Thus we see both consolidation and fragmentation in competitive markets, as firms seek to find the size and scale that provides the lowest possible costs consistent with providing high quality products and services. In regulated utility markets, however, changes in the size and scope of utility companies are driven in part by requirements and

D.T.E. 98-27                                                           Page 70


standards imposed by regulators.

     The Department's long-standing prohibition against the recovery of an acquisition premium was an example of a regulatory barrier to consolidation. Companies in competitive markets do not undertake mergers without a reasonable opportunity to recover the costs associated with merging (including any acquisition premium) through higher productivity. A utility company under cost-of-service regulation, however, would not have the same opportunities because regulators would be expected to capture all of the productivity benefits for the utility's customers. Therefore, if utility mergers consistent with the public interest are to take place, it is necessary for regulators using a cost-of-service system to allow explicitly for recovery of the costs associated with a merger or acquisition, either through an actual "premium" included on the company's books or through the opportunity for allocation of expected productivity gains to shareholders for a limited period of time. Recovery of a reasonable acquisition premium should be considered a worthwhile initial investment in obtaining greater efficiencies for the future benefit of ratepayers. Our "no net harm" standard ensures that -- even with recovery of the premium or allocation of productivity gains --the public interest will be at least as well served by approval of the merger as by denial. We believe that our "no net harm" requirement also is consistent with the competitive market model because efficient firms in competitive markets cannot make their customers worse off in order to recover their firm-specific transaction costs.

D.T.E. 98-27                                                           Page 71


     The Department's PER SE prohibition against recovery of an acquisition premium was removed in MERGERS AND ACQUISITIONS in order to allow utilities to seek their most efficient size and scope with the opportunity to recover reasonable merger-related costs, as long as customers are at least as well off with the merger as they would be without it. In this way, merger and acquisition activity will be undertaken primarily on the basis of providing high quality utility services at the least possible cost, and not on the basis of regulatory requirements. The standards outlined in D.P.U. 850 and MERGERS AND ACQUISITIONS, as applied in this Order to approve the merger of Eastern and Essex, should encourage consummation of utility mergers at a pace and on a scale achieved by forces in an efficient competitive market.

V.   STOCK ISSUANCE

     A.   INTRODUCTION

     Acquisition Company is intended to have an authorized capitalization of 200,000 shares of common stock, $1.00 par value, of which 100 shares have been subscribed by Eastern for sale to Eastern at a price of $1.00 per share (Exhs. DTE 1-30; WJF-1, at 10). The Petitioners request that the Department authorize and approve the proposed issuance of 100 shares of this common stock to Eastern (Exh. WJF-1, at 12). The Petitioners state that the proposed issuance is reasonably necessary to effect the merger (Exh. Joint Petitioner-1, at 4). While the Petitioners restated their request on initial brief, the remaining parties to the proceeding did not specifically address this issue on brief.

D.T.E. 98-27                                                           Page 72


     B.   STANDARD OF REVIEW

     In order for the Department to approve the issuance of stock, bonds, coupon notes, or other types of long-term indebtedness[45] by an electric or gas company, the Department must determine that the proposed issuance meets two tests. First, the Department must assess whether the proposed issuance is reasonably necessary to accomplish some legitimate purpose in meeting a company's service obligations, pursuant to G.L. c. 164, ss. 14. FITCHBURG GAS & ELECTRIC LIGHT COMPANY V. DEPARTMENT OF PUBLIC UTILITIES, 395 Mass. 836, 842
(1985) ("FITCHBURG II"), CITING FITCHBURG GAS & ELECTRIC LIGHT COMPANY V. DEPARTMENT OF PUBLIC UTILITIES, 394 Mass. 671, 678 (1985) ("FITCHBURG I"). Second, the Department ordinarily must determine whether a company has met the net plant test.[46] COLONIAL GAS COMPANY, D.P.U. 84-96 (1984).

     The Court has found that, for the purposes of G.L. c. 164, ss. 14, "reasonably necessary" means "reasonably necessary for the accomplishment of some purpose having to do with the obligations of the company to the public and its ability to carry out those obligations with the greatest possible efficiency." FITCHBURG II at 836, CITING LOWELL GAS LIGHT COMPANY V. DEPARTMENT OF PUBLIC UTILITIES, 319 Mass. 46, 52 (1946). In cases where no issue exists about the reasonableness of management decisions regarding the requested financing, the Department limits its Section 14 review to the facial reasonableness of the purpose to which

----------
[45] Long-term refers to periods of more than one year after the date of issuance. G.L. c. 164,ss.14.

[46] The net plant test is derived from G.L. c. 164, ss. 16.

D.T.E. 98-27                                                           Page 73


the proceeds of the proposed issuance will be put. CANAL ELECTRIC COMPANY, ET AL., D.P.U. 84-152, at 20 (1984); SEE, E.G., COLONIAL GAS COMPANY, D.P.U. 90-50,
at 6 (1990).

     The FITCHBURG I AND II and LOWELL GAS cases also established that the burden of proving that an issuance is reasonably necessary rests with the company proposing the issuance, and that the Department's authority to review a proposed issuance "is not limited to a `perfunctory review.'" FITCHBURG I at 678; FITCHBURG II at 842, CITING LOWELL GAS at 52.

     Where issues concerning the prudence of a company's capital financing have not been raised or adjudicated in a proceeding, the Department's decision in such a case does not represent a determination that any specific project is economically beneficial to a company or to its customers. In such circumstances, the Department's determination in its Order may not in any way be construed as ruling on the appropriate ratemaking treatment to be accorded any costs associated with the proposed financing. SEE, E.G., BOSTON GAS COMPANY, D.P.U. 95-66, at 7 (1995).

     Regarding the net plant test, a company is ordinarily required to present evidence that its net utility plant (original cost of capitalizable plant less accumulated depreciation) is equal to or exceeds its total capitalization (the sum of its long-term debt, preferred stock, and common stock outstanding) and will continue to do so after the proposed issuance. D.P.U. 84-96, at 5. If the Department determines at that time that the fair structural value of the net plant and land and the fair market value of the nuclear fuel, gas or fossil fuel inventories owned by the company are less than its outstanding debt and stock, it may

D.T.E. 98-27                                                           Page 74


prescribe such conditions and requirements as it deems best to make good within a reasonable time the impairment of the capital stock. G.L. c. 164, ss. 16.

     C.   ANALYSIS AND FINDINGS

     The Department finds that the issuance of 100 shares of common stock by Acquisition Company, at a par value of $1.00, is a necessary mechanism for the purpose of forming Acquisition Company and then effecting the proposed merger. Accordingly, the Department finds that the proposed stock issuance is reasonably necessary and is in accordance with G.L. c. 164, ss. 14.

     With regard to the net plant test requirement of G.L. c. 164, ss. 16, the record demonstrates that Acquisition Company has no assets, and thus could not meet the net plant test as contemplated by G.L. c. 164, ss. 16. However, the Department notes that the purpose of the stock issuance is to set up a transient framework for the consummation of the Merger Agreement and acquisition of Essex by Eastern. The Merger Agreement would extinguish the corporate existence of Acquisition Company and consequently, remedy any net plant deficiency of Acquisition Company. BOSTON EDISON COMPANY, D.P.U./D.T.E. 97-63, at 73 (1998). The purpose of the net plant test is to protect investors from hidden watering of stock. Application of the test has no place in a transaction as patent and transparent as the instant one. No public protective purpose would be served by applying the test here. It is sufficient to note that the transaction is structured to prevent any adverse risk to the investing public and immediately to correct any theoretical problem with the Acquisition Company shares.

D.T.E. 98-27                                                           Page 75


Therefore, the Department finds it unnecessary to impose further conditions upon Acquisition Company under G.L. c. 164, ss. 16.

VI.  CONFIRMATION OF ESSEX'S FRANCHISE RIGHTS

     A.   INTRODUCTION

     The Petitioners have requested that the Department confirm that Essex, as the surviving company of the merger between Acquisition Company and Essex, will continue to have all the franchise rights and obligations that were previously held by Essex, and that further legislative action pursuant to G.L. c. 164, ss. 21, is not necessary to consummate the Merger Agreement (Exhs. Joint Petitioner-1, at 6; WJF-1, at 12). While the Petitioners restated their request on brief, the remaining parties to the proceeding did not specifically address this issue on brief.

     B.   ANALYSIS AND FINDINGS

     As the surviving company, Essex's corporate existence would continue unimpaired after the merger as if the merger had not taken place. No sale of assets or surrender of Essex's ability to provide service is proposed here. There will merely be a wholesale change in Essex stock ownership. Thus, the Department finds that no transfer of any franchise rights would result from this merger. HAVERHILL GAS COMPANY, D.P.U. 1301, at 3-4 (1984). Moreover, the Department finds that approval of the merger pursuant to G.L. c. 164, ss. 96 obviates the need in this case for legislative approval under G.L. c. 164, ss.
21. D.P.U. 1301, at 4-5. None of the conditions requiring legislative approval, such as a transfer of franchise, lease of works, or contract with a third party to operate Essex's works, applies here. Accordingly, the Department hereby ratifies and confirms that all the franchise rights and

D.T.E. 98-27                                                           Page 76


obligations currently held by Essex shall continue in effect after the consummation of the merger.

VII. ORDER

     Accordingly, after due notice, hearing and consideration, the Department

     VOTES: That pursuant to G.L. c. 164, ss. 14, the proposed issuance of 100 shares common stock of ECGC Acquisition Gas Company, at a par value of $1.00 per share, is reasonably necessary for the purposes stated; and it is

     ORDERED: That pursuant to G.L. c. 164, ss. 14, the issuance by ECGC Acquisition Gas Company of 100 shares of common stock to Eastern Enterprises in consideration of $100 by Eastern Enterprises is hereby approved and authorized; and it is

     FURTHER ORDERED: That pursuant to G.L. c. 164, ss. 96, the merger of ECGC Acquisition Company into Essex County Gas Company is hereby approved; and it is

     FURTHER ORDERED: That pursuant to G.L. c. 164, ss. 96, the Agreement and Plan of Merger dated as of December 19, 1997, between Essex County Gas Company and Eastern Enterprises, and the terms thereof, are hereby approved; and it is

     FURTHER ORDERED: That pursuant to G.L. c. 164,ss.94, the Rate Plan for Essex County Gas Company is hereby approved; and it is

     FURTHER ORDERED: That, upon consummation of the merger of ECGC Acquisition Gas Company with and into Essex County Gas Company, Essex County Gas Company as surviving company shall have all rights, powers and privileges, franchises, properties, real, personal or mixed, and immunities held by Essex County Gas Company

D.T.E. 98-27                                                           Page 77


necessary to engage in all the activities of a gas utility company in all the cities and towns in which Essex County Gas Company was engaged immediately prior to the merger, and that further action pursuant to G.L. c. 164, ss. 21 is not required to consummate the merger; and it is

     FURTHER ORDERED: That a copy of the journal entries, or a schedule summarizing such entries, recording the effect of the merger shall be filed with the Department upon consummation of the merger; and it is

     FURTHER ORDERED: That Eastern Enterprises, Essex County Gas Company, and ECGC Acquisition Company shall comply with all directives contained in this Order.

                                     By Order of the Department,


                                     /s/ Janet Gail Besser
                                     ----------------------------------------
                                     Janet Gail Besser, Chair


                                     /s/ James Connelly
                                     ----------------------------------------
                                     James Connelly, Commissioner


                                     /s/ W. Robert Keating
                                     ----------------------------------------
                                     W. Robert Keating, Commissioner


                                     /s/ Paul B. Vasington
                                     ----------------------------------------
                                     Paul B. Vasington, Commissioner


                                     /s/ Eugene J. Sullivan, Jr.
                                     ----------------------------------------
                                     Eugene J. Sullivan, Jr., Commissioner

D.T.E. 98-27                                                           Page 78


     Appeal as to matters of law from any final decision, order or ruling of the Commission may be taken to the Supreme Judicial Court by an aggrieved party in interest by the filing of a written petition praying that the Order of the Commission be modified or set aside in whole or in part.

     Such petition for appeal shall be filed with the Secretary of the Commission within twenty days after the date of service of the decision, order or ruling of the Commission, or within such further time as the Commission may allow upon request filed prior to the expiration of twenty days after the date of service of said decision, order or ruling. Within ten days after such petition has been filed, the appealing party shall enter the appeal in the Supreme Judicial Court sitting in Suffolk County by filing a copy thereof with the Clerk of said Court. (Sec. 5, Chapter 25, G.L. Ter. Ed., as most recently amended by Chapter 485 of the Acts of 1971).